2001 ANNUAL REPORT

GRANITE STATE BANKSHARES, INC.



This Annual Report is printed
on paper made in New Hampshire
by Monadnock Paper Mills.

Monadnock

Looking forward, we continue to enhance our range of financial services we offer to our customer base; these products coupled with our keen sense of community allow us to understand and respond to the unique needs of our customers.

—Charles W. Smith

Chairman and Chief Executive Officer

Granite State Bankshares, Inc.



Granite State Bankshares, Inc. (GSBI) established many milestones in 2001, reflecting our best year in the company's history.



As the largest independent commercial bank in the state of New Hampshire, we closed the year with over $1 billion in assets for the first time. In 2001, we originated the largest amount of commercial and mortgage loans in the history of the bank. Granite's deposits/repos have grown to approximately $800 million.

Considering New England and the rest of the country went into a recession in 2001, Granite's asset quality and loan loss reserves have remained strong.

Based on analysts' expectations, GSBI earnings per share (fully diluted) ranged from $2.02 to $2.04 a share, while we closed the year at $2.11 a share, a 16% increase over the year 2000. Our net interest rate margin increased to 3.98% from 3.90%, even through a series of interest rate cuts by the Federal Reserve Bank. Book value increased to $15.38 in 2001, from $13.76 in 2000. The company purchased 163 thousand shares or $3.7 million of treasury stock. The purchase of these shares has been one of the components increasing earnings per share in 2001.

Granite closed the "Olde Port" acquisition in Portsmouth, NH on December 31, 2000 and effectively merged the bank into Granite's operations. This transaction was nicely accretive to earnings in the calendar year.

Granite State Bankshares, Inc. has successfully diversified its business throughout the state. In 1996, 43% of our deposits/repos and 62% of our loans were in the Keene region, where 5 years later, 23% of our deposits/repos and 29% of our loans are in the Keene region. This reflects how we expanded a substantial portion of our business across the southern tier of the state with an emphasis on the Seacoast region.

Once again VERIBANC, a nationally recognized rating service, gave Granite Bank their highest rating for a financial institution, the "Blue Ribbon Award." This honor is the oldest national recognition for safety and soundness.

Granite Bank is well positioned for the future with a full range of financial services, which we will continue to expand. All of us at Granite Bank look optimistically to 2002 and the challenges ahead.

On behalf of the directors and management, we appreciate the total commitment and professionalism of our employees at Granite. We applaud their total dedication to providing quality service to our customer base while enhancing profitability to the corporation. I would like to thank our stockholders for your support and wish all of you a happy and prosperous year in 2002.

Charles W Smith

Charles W. Smith, *Chairman and Chief Executive Officer*

From front porches across America to our own back yards in New Hampshire, 2001 was a year of coming together. At Granite Bank, the combined efforts of our five regions led to a record-breaking year—an apex where our dedication, diligence and ideas came together to reach new heights in revenue, growth and customer service.

SURPASSING MILESTONES

2001 was truly a year of milestones for the bank. In addition to exceeding $1 billion in assets, deposits and repurchase agreements grew to nearly $800 million, rising more than $25 million over the previous year. Commercial and mortgage loan originations also surpassed previous years. Further, to the delight of our shareholders, this strong year brought about breakthrough earnings.



On the Keene common, a statue of a soldier serves as a memorial to the spirit, pride and traditions that are uniquely New Hampshire.

These significant achievements resulted from well-planned and executed strategies for success at all levels of the bank. From the back office to the front line, from regions to towns to the teller window, Granite Bank personnel teamed together to work toward a common goal: delivering the best in customer service to increase customer satisfaction and loyalty, win new business and sustain financial growth.

Mortgage Growth: Making History

In 2001, the bank experienced unprecedented growth in the mortgage area. In fact, the dollar volume of mortgages originated during the year were the highest in the history of the bank: more than $180 million. Portfolio and serviced mortgage loans increased by nearly $45 million.

The low-rate environment— combined with our advertising efforts to further penetrate existing markets, expand into new geographic areas and the addition of new mortgage products—led to our mortgage team's success.

In 2001, Granite Bank established a mortgage presence in the Upper Valley, Hampton and Jaffrey markets and enhanced penetration in Concord and recently established markets, such as Nashua and Salem. In areas not covered in the past or those without branch offices, new loan originators were assigned and charged with winning mortgage business. Throughout the next year, we will continue these efforts to expand market coverage in non-branch locations.

As part of our expansion, we added new products to help our mortgage team compete. For example, we obtained approval to sell additional mortgage products through the Fannie Mae and Freddie Mac programs and to institute automated underwriting, a technology-based loan approval process. Automated underwriting eliminates the traditional verification process, reducing the time, effort and paperwork involved. Online application data, sent over the web, combined with other technologies, streamlines the entire process, delivers a more cost-effective solution for the bank and assists in making Granite Bank's approval process significantly better than the majority of our competitors.

The high volume of mortgages in 2001 resulted in more cross-selling opportunities for the bank. As we processed over 1,300 mortgage applications (nearly twice the previous year's volume) we introduced applicants to other bank products and services. For example, mortgage customers were offered pre-approved home equity loans, as well as coupons to



$180.462
$109.643
$92.776
1999
2000
2001

MORTGAGE ORIGINATIONS

In Millions of Dollars

During 2001, mortgage originations increased by $87.7 million, or 94.51%

encourage usage of deposit products. Other cross-selling activities increased GRANIT*e-bank* usage and invited customers to take advantage of Infinex Investments Inc.

Commercial Loans: A Banner Year

Our commercial loan business was equally successful in 2001, increasing our loan portfolio to $287 million. This banner year is attributed to the stable, well-recognized commercial lending team at Granite Bank, who are active and respected members of the communities they serve. This level of involvement and commitment has created a very loyal customer base, even amidst a low interest rate environment where our competitors' business customers often leave to "chase rates." Granite Bank customers continue to enjoy competitive rates, backed by a long-standing relationship with their trusted business advisor.

Commercial loan growth has spawned growth in all areas of the bank, well beyond business financing. In many instances, our business relationships have evolved into other profitable opportunities as company principals and employees begin to take advantage of Granite Bank's consumer, residential and deposit products.



$560.4
$648.3
$645.8
1999
2000
2001

NET LOANS
In Millions of Dollars
During 2001, loans decreased by $2.5 million, or .39%

Further, our asset quality remains at a record high, even in the midst of a recession. This represents the quality and integrity of our lending customer base, who own and operate solid, thriving businesses. High asset quality also represents the sound decision-making capabilities of our underwriting staff.

Leveraging Technology to Reduce Costs and Improve Customer Service

Throughout the year, we enhanced our existing computer systems. We also adopted new technology where and when it was needed to increase bank efficiency, decrease costs and improve customer service.

Upgrading the ATM Network

In June, we upgraded our software to support our network of 45 ATM machines. The ATM system shares the same database as our core transaction processing system from Jack Henry & Associates, eliminating the need to update two sets of files. This provides customers with real-time access to account balances whether they obtain the information at the ATM machine, the teller window, over the phone or via GRANIT***e-bank***.



Bandstands, such as this one on the Milford common, signify home-town New Hampshire. Serving as a gathering place on many summer evenings, people come together to listen to music that brings a stirring sense of home and community.

System integration benefits are also shared by employees in the call center, who can access current, consistent account information to answer customer queries. They can also view the status of transactions at each ATM on the network. Upgrading communications to IP (Internet Protocol) also improved reporting and administrative capabilities. Now, the bank is instantly alerted if problems occur at a specific ATM location. The bank also enjoyed considerable cost savings with the enhanced solution. For example, changing from leased lines to a local phone service yielded significant annual savings.

Delivering New E-Banking Features

We also introduced new features for GRANIT***e-bank***. To suit their own individual preferences, customers can now sort and view transactions in a variety of ways—in ascending or descending order and by date, check number, debits or credits. With a simple click, customers can see scheduled online transfers and automated fund transfers, such as scheduled payments for auto loans, and set up "alerts" for specific account events, such as balances that drop below a pre-determined amount.

These new features helped to increase customer satisfaction with GRANIT***e-bank*** and contributed to the growth of online banking revenue. By the end of 2001, nearly 5,500 customers were accessing their accounts over the web, including customers from other states and countries. This represents a 24 percent increase in total e-banking customers, as well as a 33 percent increase in online deposit growth. The number of customers taking advantage of our web-based bill-paying capabilities is also on the rise, expanding by 18 percent in 2001. In 2002, we will broaden our electronic services to include a wider range of options for our commercial customer base.

Enhancing Solutions for High Availability to Information

To keep systems and account information continuously accessible to customers and employees, Granite Bank implemented new technology for high availability.

In conjunction with ultra-reliable IBM servers, the new solution keeps bank systems up and running 24x7, delivering information to customers and employees where and when they need it.



With offices from the coast to the countryside, New Hampshire communities across the state depend on Granite Bank's keen understanding of local needs to meet their financial needs. Shown here is Portsmouth harbor.

Document Imaging Speeds Customer Service

Implemented in April, 2001, a new document imaging system enables the bank to transform paper documents into electronic files. Employees across the bank benefit from the scanning software and report that the solution has a tremendous impact on productivity and customer service. Without the need to locate paper-based files and documents, employees can answer customer questions and provide support immediately.

The loan servicing areas of the bank are the most avid users of the solution. For example, if a customer calls with a question on loan insurance, the clerk no longer has to "pull" the actual insurance documents: A push of a key displays the necessary information. Further, tellers and customer service representatives can view power-of-attorney documents or signature cards directly from their workstations, while the billing and collection departments view statements or past-due notices. The bank immediately realized substantial savings, attributed to a reduction in supply costs, telephone and fax charges, as well as labor costs.

Driving Revenue Through Marketing Programs

A strategic and well-executed marketing program introduced people to and reminded them about Granite Bank products and services—greatly assisting in deposit and loan growth. The bank consistently advertised throughout the year, building effective campaigns for checking account products, mortgages and commercial lending.

These campaigns directly correlated to deposit growth: Throughout the year, deposit volumes gradually increased, highlighted by bursts of deposit activity as new campaigns were introduced.

To reinforce our "power of local banking" message, we leveraged the popularity of a well-known local celebrity, Fritz Wetherbee. The campaign, which included TV, radio and print ads, along with billboards, positioned Granite Bank "as New Hampshire as Fritz," fostering a uniquely New Hampshire image that characterizes Granite Bank in the minds of our customer base.

Advertising campaigns for our checking account products included TV, print, radio, and billboard ads, along with statement stuffers, and signage in our lobbies. This marketing activity assisted *Granite Advantage* and *Granite Advantage Plus* checking account products in becoming some of the bank's most successful new checking services, with more than 8,000 total accounts by the end of 2001.



$1,018.9
$955.0
$867.7
1999
2000
2001

ASSETS
In Millions of Dollars
During 2001, assets increased by $63.9 million, or 6.69%



$11.389
$10.125
$10.078
1999
2000
2001

NET EARNINGS
In Millions of Dollars
During 2001, net earnings increased by $1.3 million, or 13.01%


$1.71
$1.82
$2.11
1999
2000
2001

DILUTED EARNINGS PER SHARE

During 2001, diluted earnings per share increased by $.29, or 15.93%


$12.24
$13.76
$15.38
1999
2000
2001

BOOK VALUE PER SHARE

During 2001, book value per share increased by $1.62, or 11.77%

To enhance our image as New Hampshire's home-town business bank, we ran a series of TV and radio ads, featuring testimonials from actual Granite Bank commercial customers across the state. The spots promoted our local knowledge, local service, and state-of-the-art products and services for the commercial market.

Customers and prospects also saw our mortgage campaign "Apply. Close. Relax." on billboards throughout the markets we serve. These ads and other promotional activities for our mortgage products assisted in our record-breaking growth in mortgage dollar volume.

In 2002, we will focus our marketing efforts on segmenting, targeting and responding to specific markets. In this way, we will reach those prospects and customers who are most likely to take advantage of our products and services, increasing the effectiveness of our marketing dollars.

A Legacy of Growth

Looking back, we see a legacy of sustained growth—bolstered by a history-making, record-breaking year in 2001. Looking forward, we see the opportunity for continued prosperity. Amidst this continuous development, we vow to stay in tune with the local New Hampshire communities we serve, using our keen "native intelligence" to understand and respond to the unique needs of our customers. Whether they drop in, drive up, or log on, customers will encounter the same dedicated service they've come to expect, as they experience the power of local banking at its best.

FINANCIAL TABLE OF CONTENTS

Financial Summary

At December 31, 2001 there were approximately 1,044 registered holders of record of common stock. The common stock of Granite State Bankshares, Inc. is traded in the over-the-counter market and quoted by the Nasdaq Stock Market under the symbol "GSBI". The following table represents dividends declared per share and the high and low closing prices during each quarter of the years 2001 and 2000, as reported by the Nasdaq Stock Market.

	2001				2000			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Dividends Declared Per Share	$ .17	$ .17	$ .17	$ .17	$ .16	$ .16	$ .16	$ .16
Stock Price								
High	23.60	24.00	23.60	22.38	20.88	18.88	17.13	20.38
Low	20.75	21.75	20.50	18.75	17.38	15.00	14.69	14.88

Selected Financials	At or For The Year Ended December 31,		
	2001	2000	1999
	($ In Thousands, Except Per Share Amounts)		
Balance Sheet and Other Data			
Total Assets	$1,018,942	$ 955,009	$ 867,677
Net Loans	645,840	648,354	560,414
Allowance For Possible Loan Losses	8,085	7,854	7,032
Total Deposits	714,143	683,334	628,018
Stockholders' Equity	80,537	73,464	70,369
Book Value Per Share	15.38	13.76	12.24
Operating Data			
Net Interest and Dividend Income	$ 37,010	$ 32,242	$ 31,906
Provision For Possible Loan Losses	660	330	50
Net Gains On Sales of Securities Available For Sale	403	322	708
Other Noninterest Income	7,089	5,247	4,755
Noninterest Expense	25,680	21,744	21,916
Earnings Before Income Taxes	18,162	15,737	15,403
Income Taxes	6,773	5,659	5,278
Net Earnings	11,389	10,078	10,125
Earnings Per Share—Basic	2.16	1.83	1.75
Earnings Per Share—Diluted	2.11	1.82	1.71
Dividends Declared Per Share	.68	.64	.56
Selected Ratios			
Return On Average Assets	1.15%	1.15%	1.18%
Return On Average Equity	14.39	14.25	13.88
Weighted Average Interest Rate Spread	3.54	3.37	3.48
Net Yield On Average Interest Earning Assets	3.98	3.90	3.94

Management's Discussion and Analysis

GENERAL

Granite State Bankshares, Inc. ("Granite State" or the "Company") is a single-bank holding company which owns all of the stock of the Granite Bank (the "subsidiary bank"), a New Hampshire chartered commercial bank. The Company has grown profitably over the past several years through several strategic acquisitions and by leveraging its capital. This activity strengthened the franchise and assisted in the transition from a thrift institution into a full-service commercial bank. This discussion of the financial condition and results of operations of the Company should be read in conjunction with the financial statements and supplemental financial data contained elsewhere in this report.

The subsidiary bank is a community oriented commercial bank offering a variety of financial services. The principal business of the subsidiary bank consists of attracting deposits from the general public and originating loans secured by residential and commercial real estate and other loans. The subsidiary bank has a diversified lending operation that services Cheshire, Hillsborough, Merrimack, Strafford and Rockingham counties, New Hampshire. The subsidiary bank also originates residential real estate loans for sale in the secondary mortgage market. The subsidiary bank has nineteen full service offices and an additional twenty-four remote automatic teller locations. The subsidiary bank offers its products and services online through its internet banking branch, GRANITe–bank.

The subsidiary bank's deposits are primarily insured by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC"), with the remaining portion of the subsidiary bank's deposits (approximately 6.0% of total deposits at December 31, 2001) being OAKAR deposits, which are deposits purchased from institutions previously insured by the Savings Association Insurance Fund ("SAIF") of the FDIC. These deposits are still insured by the SAIF. The subsidiary bank is subject to regulation by the FDIC. The Company, as a bank holding company, is subject to regulation by the Federal Reserve Board ("FRB").

Financial institutions in general, including the Company, are significantly affected by economic conditions, competition and the monetary and fiscal policies of the Federal government. Lending activities are influenced by the demand for and supply of housing and local economic activity, competition among lenders, the interest rate conditions and funds availability. Deposit balances and cost of funds are influenced by prevailing market rates on competing investments, customer preference and the levels of personal income and savings in the subsidiary bank's primary market areas.

FORWARD-LOOKING STATEMENTS

Certain statements contained herein are not based on historical facts and are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements may be identified by reference to a future period or periods, or by the use of forward-looking terminology, such as "may," "will," "believe," "expect," "estimate," "anticipate," "continue," or similar terms or variations on those terms, or the negative of those terms. Forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those related to the economic environment, particularly in the market areas in which the company operates, competitive products and pricing, fiscal and monetary policies of the U.S. Government, changes in government regulations affecting financial institutions, including regulatory fees and capital requirements, changes in prevailing interest rates, acquisitions and the integration of acquired businesses, credit risk management, asset-liability management, the financial and securities markets and the availability of and costs associated with sources of liquidity.

The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. The Company does not undertake and specifically declines any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

ACQUISITION OF BRANCHES

Effective at year end 2000, the Company completed its acquisition of two branch offices of Olde Port Bank, a division of Webster Bank. Webster Bank is the subsidiary of Webster Financial Corporation. The acquired branches are located in the city of Portsmouth and the town of Hampton, both in Rockingham County, New Hampshire. The acquisition provided an expanded penetration of the Company in the Seacoast region of New Hampshire where the Company now has five full service banking offices. The acquisition has been accounted for using the purchase method of accounting. The core deposit intangible is being amortized over ten years on an accelerated method. Through December 31, 2001, goodwill has been amortized on the straight line basis over 15 years. Beginning January 1, 2002, in accordance with SFAS No. 142, goodwill will no longer be amortized, but will be tested for impairment annually or whenever there is an impairment indicator. Since the acquisition was effective at year end 2000, results of operations relating to the acquired branches are reflected in earnings commencing January 1, 2001.

The acquisition was allocated as follows:

Description	Amount (In Thousands)
Loans, net of allowance for possible loan losses of $606,000	$ 42,514
Bank premises and equipment	1,952
Core deposit intangible	882
Goodwill	5,146
Other assets	256
Assets acquired	50,750
Deposits	39,368
Securities sold under agreements to repurchase	1,163
Other liabilities	306
Liabilities assumed	40,837
Total consideration for acquisition, net of cash acquired of $2,214,000	$ 9,913

Of the consideration of $9,913,000, net of cash acquired, $6,581,000 was paid in December of 2000 and $3,332,000 was paid in February 2001. At December 31, 2000, the $3,332,000 due to Webster Bank is included in other liabilities in the Consolidated Statements of Financial Condition.

Financial Condition

Consolidated assets at December 31, 2001 were $1.0 billion, up $63.9 million or 6.7% from $955.0 million at December 31, 2000.

Cash and Due from Banks

Cash and due from banks decreased $5.3 million from $26.4 million at December 31, 2000 to $21.1 million at December 31, 2001. The decrease related primarily to a decrease in the amount of items processed through the Company's depository bank accounts that settled subsequent to the end of the reporting period.

Interest Bearing Deposits in Other Banks

Interest bearing deposits in other banks, which primarily consist of deposits with the Federal Home Loan Bank of Boston ("FHLBB"), were $4.5 million at December 31, 2001 and $8.9 million at December 31, 2000. Such investments are short-term overnight investments and the level of the Company's investment in these instruments fluctuates as investments are made in other interest earning assets such as loans, securities held to maturity and securities available for sale, and as balances of interest bearing liabilities such as deposits, securities sold under agreements to repurchase and other borrowings fluctuate. These instruments are also used to fund cash and due from bank requirements.

Securities Held to Maturity and Securities Available for Sale

The Company classifies its investments in debt and equity securities as securities held to maturity, securities available for sale or trading securities. Securities held to maturity are carried at amortized cost, securities available for sale are carried at market value with unrealized gains and losses shown in accumulated other comprehensive income (loss) as a separate component of stockholders' equity, net of related tax effects, and trading securities are carried at market value with unrealized gains and losses reflected in earnings. The Company had no securities classified as trading securities during 2001, 2000 or 1999.

At December 31, 2001 and 2000, the carrying values of securities held to maturity and securities available for sale consisted of the following:

	December 31, 2001	December 31, 2000
	(In Thousands)	
Securities held to maturity		
US Government agency obligations		$ 13,003
Other corporate obligations	$ 5,006	5,008
Total securities held to maturity	$ 5,006	$ 18,011
Securities available for sale		
US Government agency obligations	$146,389	$100,050
Other corporate obligations	105,713	83,142
Mortgage-backed securities	17,820	6,269
Mutual funds	1,047	977
Marketable equity securities	3,232	6,084
Total securities available for sale	$274,201	$196,522

At December 31, 2001, the net unrealized gains on securities available for sale, net of related tax effects, were $1.6 million, compared to net unrealized losses of $1.1 million at December 31, 2000. These net unrealized gains/losses are shown in accumulated other comprehensive income (loss) as a separate component of stockholders' equity.

At December 31, 2001, the weighted average maturity for all debt securities held to maturity and available for sale, excluding mortgage-backed securities, is 80 months. Actual maturities may differ from contractual maturities because certain issuers have the right to call obligations without call penalties. The weighted average maturity of mortgage-backed securities available for sale is 278 months, based upon their final maturities. However, normal principal repayments and prepayments of mortgage-backed securities are received regularly, substantially reducing their weighted average maturities.

The total amortized cost of securities held to maturity and securities available for sale, which excludes net unrealized gains and losses on securities available for sale, was $276.6 million at December 31, 2001 compared to $216.3 million at December 31, 2000. The decrease in securities held to maturity was primarily used to fund increases in securities available for sale, while the increase in securities available for sale was attributable to the investment of proceeds from the increased levels of other borrowings with the FHLBB and deposits, as well as decreases in the level of cash and due from banks and interest bearing deposits in other banks.

At December 31, 2001, all of the U.S. Government Agency Obligations with carrying values of $146,389,000 were callable at the discretion of the issuer without penalty, of which $89,139,000 were callable during 2002 at a weighted average yield of 5.37%; $49,030,000 were callable during 2003 at a weighted average yield of 5.56% and $8,220,000 were callable during 2004 at a weighted average yield of 5.89%. Should the issuers call these obligations, the yields available on similar replacement securities are likely to be lower.

LOANS

At December 31, 2001 and 2000 the Company's loan portfolio consisted of the following:

	December 31,	
	2001	2000
	(In Thousands)	
Commercial, financial and agricultural	$ 43,823	$ 50,750
Real estate—residential	335,632	351,146
Real estate—multifamily	49,579	43,140
Real estate—commercial	184,502	177,453
Real estate—construction and land development	9,060	5,385
Installment	5,932	6,547
Other	26,472	22,964
Total loans	655,000	657,385
Less:		
Unearned income	(1,075)	(1,177)
Allowance for possible loan losses	(8,085)	(7,854)
Net loans	$ 645,840	$ 648,354

Loans outstanding before deductions for unearned income and the allowance for possible loan losses decreased $2.4 million to $655.0 million at December 31, 2001 from $657.4 million at December 31, 2000. Residential real estate loans decreased $15.5 million to $335.6 million at December 31, 2001 from $351.1 million at December 31, 2000. The decrease primarily related to a lower interest rate environment in 2001 compared with 2000, which encouraged residential real estate borrowers into fixed rate loans which the Company primarily originates for sale in the secondary mortgage market. Commercial real estate loans and multifamily real estate loans increased $7.0 million and $6.4 million, respectively. The continued success of the commercial loan officers' call program and the lower interest rate environment were the primary reasons for the growth in commercial real estate loans and multifamily real estate loans. Commercial, financial and agricultural loans decreased $6.9 million to $43.8 million at December 31, 2001 from $50.7 million at December 31, 2000, as net repayments during the year exceeded loan originations. Other loans increased $3.5 million to $26.5 million at December 31, 2001 from $23.0 million at December 31, 2000. The increase in other loans is primarily the result of the lower interest rate environment which encouraged consumers into home equity loans. The environment remained highly competitive for attracting new loans amongst financial institutions in the Company's market areas.

Total loan originations during 2001 and 2000, were $299.4 million and $185.6 million, respectively. Loan originations for portfolio, excluding loans originated for sale in the secondary mortgage market during 2001 and 2000 were $192.0 million and $167.2 million, respectively. Loan repayments for 2001 and 2000, were $193.9 million and $121.1 million, respectively. Loans charged off, net during 2001 and 2000 were $429 thousand and $114 thousand, respectively. Loans transferred to other real estate owned during 2001 and 2000 amounted to $160 thousand and $543 thousand, respectively.

The subsidiary bank originates certain residential real estate loans for sale in the secondary mortgage market. Loans held for sale at December 31, 2001 and 2000 were $14.8 million and $657 thousand, respectively. Loans originated for sale in the secondary mortgage market during 2001 and 2000 were $107.4 million and $18.4 million, respectively. Loans sold in the secondary mortgage market during 2001 and 2000 were $93.3 million and $18.2 million, respectively. The large increase in loans originated for sale and loans sold in the secondary mortgage market in 2001 compared to 2000, related to the lower interest rate environment in 2001 as a result of eleven reductions in short term interest rates by the Federal Reserve Board totaling 475 basis points, which encouraged residential real estate borrowers to refinance loans into fixed rate loans which the Company sells in the secondary mortgage market. During 2001 and 2000, the Company originated fifteen year fixed rate residential real estate loans for sale in the secondary mortgage market. Prior to that, the Company had been originating fifteen year fixed rate residential real estate loans for portfolio. In the future, new originations of these loans may be retained as portfolio loans or sold in the secondary mortgage market, depending upon management's evaluation of the Company's interest rate risk objectives. The Company continues to write thirty year fixed rate residential real estate loans for sale in the secondary mortgage market. At December 31, 2001 and 2000 the Company serviced residential real estate loans for others totaling $190.4 million and $130.2 million, respectively.

RISK ELEMENTS

The Company's management believes that New Hampshire experienced steady economic growth between 1992 and 2000; however, during 2001, the economy appeared to experience a mild recession. The economies and real estate markets in the Company's primary market areas will continue to be significant determinants of the quality of the Company's assets in future periods, and thus its results of operations.

The following table sets forth the Company's nonperforming loans and other real estate owned at the dates indicated. The Company generally does not accrue interest on any loans that are 90 days or more past due, unless the loan is well secured and in the process of collection. At the dates indicated, all loans delinquent 90 days or more were on nonaccrual status and therefore considered nonperforming, with the exception of $165 thousand of loans at December 31, 2001 and $4 thousand of loans at December 31, 1999, all of which were in the process of collection at those dates.

	December 31,		
	2001	2000	1999
	($ In Thousands)		
Nonperforming loans:			
Residential real estate	$ 209	$ 820	$ 746
Commercial real estate	1,804	2,030	294
Construction and land development real estate	250	14	
Commercial, financial and agricultural	704	307	475
Installment and other	48	30	1
Total nonperforming loans	3,015	3,201	1,516
Total other real estate owned		416	1,288
Total nonperforming assets	$3,015	$3,617	$2,804
Ratios:			
Total nonperforming loans to total loans	0.46%	0.49%	0.27%
Total nonperforming assets to total assets	0.30%	0.38%	0.32%

The Company's nonperforming assets decreased $602 thousand to $3.0 million at December 31, 2001 from $3.6 million at December 31, 2000. Nonperforming loans decreased $186 thousand, while other real estate owned decreased $416 thousand. Nonperforming residential real estate loans and commercial real estate loans decreased $611 thousand and $226 thousand, respectively, while nonperforming commercial, financial and agricultural loans and construction and land development loans increased $397 thousand and $236 thousand, respectively. There were no nonperforming multifamily real estate loans in 2001, 2000 and 1999. The Company continues to focus on asset quality issues and allocates significant resources to the asset quality control functions of credit policy and administration, and loan review. The asset workout and collection functions focus on resolving problem credits and other nonperforming assets. Despite the continued focus on asset quality, there can be no assurance that adverse changes in economic conditions and the real estate markets in the Company's primary market areas will not result in higher levels of nonperforming assets in the future and negatively impact the Company's operations through higher provisions for possible loan losses, decreases in accruals of interest income and increased noninterest expenses relating to the collection and workout of nonperforming assets.

The Company has identified loans as impaired in accordance with Statement of Financial Accounting Standards ("SFAS") No. 114, when it is probable that interest and principal will not be collected according to the terms of the loan agreements. The balance of impaired loans was $2.5 million and $2.0 million, respectively, at December 31, 2001 and 2000. The average recorded investment in impaired loans was $2.3 million, $880 thousand and $1.1 million, respectively, in 2001, 2000 and 1999. No income was recognized on impaired loans during 2001, 2000 and 1999. Total cash collected on impaired loans during 2001, 2000 and 1999 was $380 thousand, $22 thousand and $779 thousand, respectively, all of which was credited to the principal balance outstanding on such loans.

The portion of the allowance for possible loan losses applicable to impaired loans amounted to $750 thousand, $439 thousand and $252 thousand, respectively, at December 31, 2001, 2000 and 1999. During 2001, 2000 and 1999, provisions for possible loan losses applicable to impaired loans were $611 thousand, $187 thousand and $30 thousand, respectively. Impaired loans charged off during 2001, 2000 and 1999 were $300 thousand, $0 and $11 thousand, respectively. At December 31, 2001, 2000 and 1999, there were no impaired loans which did not have an allowance for possible loan losses determined in accordance with SFAS No. 114.

The Company's policy for interest income recognition on impaired loans is to recognize income on nonaccrual loans under the cash basis when the loans are both current and the collateral on the loan is sufficient to cover the outstanding obligation to the Company; if these factors do not exist, the Company does not recognize income.

Other real estate owned is comprised of properties acquired through foreclosure proceedings or acceptance of a deed in lieu of foreclosure. Real estate acquired in settlement of loans is recorded at the lower of the carrying value of the loan or the fair value of the property received less an allowance for estimated costs to sell. Loan losses arising from the acquisition of such properties are charged against the allowance for possible loan losses. Provisions to reduce the carrying value to net realizable value are charged to current period earnings as realized and reflected as an additional valuation allowance. Operating expenses and gains and losses upon disposition are reflected in earnings as realized. Other real estate owned amounted to $0 and $416 thousand at December 31, 2001 and 2000, respectively.

The allowance for possible loan losses is a significant factor in the Company's operating results and is established through charges against earnings. It is maintained at a level considered adequate to provide for estimated loan losses based on management's evaluation of known and inherent risks in the loan portfolio. When a loan, or a portion of a loan, is considered uncollectible it is charged against the allowance. Recoveries of loans previously charged off are credited to the allowance when received.

Management's evaluation of the allowance is based on a continuing review of the loan portfolio. The methodology for determining the amount of the allowance for possible loan losses consists of several elements. Nonperforming, impaired and delinquent loans are reviewed individually and the value of any underlying collateral is considered in determining estimates of losses associated with those loans. Another element involves estimating losses inherent in categories of loans, based primarily on historical experience, industry trends and trends in the real estate market and the current economic environment in the Company's primary market areas. The last element is based on management's evaluation of various conditions, and involves a higher degree of uncertainty because they are not identified with specific problem credits or portfolio segments. The conditions evaluated in connection with this element include the following: industry and regional conditions and/or concentrations; seasoning of the loan portfolio and changes in the composition of and growth in the loan portfolio; the strength and duration of the current business cycle; existing general economic and business conditions in the lending areas; credit quality trends, including trends in nonperforming loans expected to result from existing conditions; and historical loan charge-off experience.

At December 31, 2001, 2000 and 1999, the allowance for possible loan losses was $8.1 million, $7.9 million and $7.0 million, respectively, and the ratio of the allowance to total loans outstanding was 1.23%, 1.19% and 1.24%, respectively. At December 31, 2001, 2000 and 1999, the allowance for possible loan losses represented 268.2%, 245.4% and 463.9%, respectively, of nonperforming loans. The amount of the allowance for possible loan losses increased at December 31, 2001 compared to 2000, primarily as a result of increases in commercial real estate loans, multifamily real estate loans and construction and land development loans, as well as a provision to increase the allowance related to one commercial real estate loan. The amount of the allowance for possible loan losses increased at December 31, 2000 compared to 1999, primarily as a result of an increase in nonperforming and impaired loans, the overall growth of the loan portfolio and the allowance of the loan portfolio acquired in connection with the year end 2000 acquisition of two branch offices.

While management believes that the allowance for possible loan losses at December 31, 2001 is adequate based on its current review and estimate, further provisions to the allowance may be necessary if the market in which the Company operates deteriorates. Additionally, regulatory agencies review the Company's allowance for possible loan losses as part of their examination process. Such agencies may require the Company to recognize additions to the allowance based on judgments which may be different from those of management.

DEPOSITS

A summary of deposits at December 31, 2001 and 2000 follows:

	December 31, 2001	December 31, 2000
	(In Thousands)	
NOW accounts	$ 254,474	$ 217,774
Savings accounts	83,746	86,798
Money market deposit accounts	16,978	16,380
Time certificates	266,019	271,576
Total interest bearing deposits	621,217	592,528
Noninterest bearing deposits	92,926	90,806
Total deposits	$ 714,143	$ 683,334

Savings deposits, which are comprised of NOW accounts, savings accounts and money market deposit accounts increased $34.2 million to $355.2 million at December 31, 2001 from $321.0 million at December 31, 2000. The increase was primarily the result of an increase in NOW accounts of $36.7 million. The continued success of the special NOW account product introduced by the subsidiary bank in 1995 and the introduction of another special NOW account product in October of 2000 were the reasons for the increase in NOW accounts.

Time certificates decreased $5.6 million, or 2.1%, to $266.0 million at December 31, 2001 compared to $271.6 million at December 31, 2000. The slight decrease in time certificates related to the lower interest rate environment at December 31, 2001 compared to December 31, 2000, with certain of these depositors looking to achieve higher yields in alternate products outside of traditional bank sources. Time certificates with minimum balances of $100 thousand increased $5.7 million, from $41.1 million at December 31, 2000 to $46.8 million at December 31, 2001. The Company does not use brokers to solicit deposits.

Noninterest bearing deposits increased $2.1 million to $92.9 million at December 31, 2001 compared to $90.8 million at December 31, 2000. The increase in noninterest bearing deposits during 2001 is attributable to the Company's success in attracting these deposits from its commercial loan customers.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase decreased $5.8 million or 6.4% to $85.0 million at December 31, 2001 from $90.8 million at December 31, 2000. These short-term borrowings are instruments which are used by municipalities and businesses to invest their excess cash and are collateralized by US Government Agency obligations.

OTHER BORROWINGS

Other borrowings which consists of borrowings from the FHLBB, increased from $100.5 million at December 31, 2000 to $135.5 million at December 31, 2001. The proceeds of borrowings from the FHLBB were primarily used to fund investments in securities available for sale.

Principal payments due on other borrowings after December 31, 2001 are $54 thousand in 2002, $30.1 million in 2003, $62 thousand in 2004, $60 thousand in 2005, $4 thousand in 2006 and $105.2 million in years thereafter. The FHLBB has the right to call and require the repayment of $70 million of borrowings during 2002, $20 million of which is at a rate of 4.49% maturing in 2008, $10 million of which is at a rate of 5.58% maturing in 2009, $30 million of which is at a weighted average interest rate of 5.60% maturing in 2010 and $10 million of which is at a rate of 3.99% maturing in 2011. Additionally, the FHLBB has the right to call and require the repayment of $10,000,000 of borrowings during 2003, which is at a weighted average interest rate of 4.53% maturing in 2011 and $15,000,000 of borrowings during 2004, which is at a weighted average interest rate of 4.64% maturing in 2011. Should the FHLBB require repayment of the callable borrowings on the call dates, the interest cost to replace such borrowings would likely increase.

STOCKHOLDERS' EQUITY

Stockholders' equity was $80.5 million at December 31, 2001, an increase of $7.0 million from $73.5 million at December 31, 2000. Book value per share was $15.38 at December 31, 2001, up $1.62 or 11.8% from $13.76 at December 31, 2000. See "Capital Resources and Liquidity" for further information on stockholders' equity.

RISK MANAGEMENT

In the normal course of business, the Company is subject to various risks, the most significant of which are credit, liquidity and market risk, which includes interest rate risk. Although the Company cannot eliminate these risks, it has risk management processes designed to provide for risk identification, measurement, monitoring and control. The Board of Directors establishes policies with respect to risk management, lending, investment, asset/liability management and interest rate risk and reviews and approves these policies annually. The Board of Directors delegates the responsibility for carrying out these policies to management.

Credit risk represents the possibility that a customer or counterparty may not perform in accordance with contractual terms. Credit risk results from extending credit to customers, purchasing securities and entering into certain off-balance-sheet financial transactions (which are primarily commitments to originate loans, unused lines and standby letters of credit or unadvanced portions of construction loans). Risk associated with the extension of credit (including off-balance-sheet items) includes general risk, which is inherent in the lending business, and risk specific to individual borrowers. Risk associated with purchasing securities primarily centers around the credit quality of the issuer of the security. The Company seeks to manage credit risk through portfolio diversification, investments in highly rated securities, loan underwriting policies and procedures and loan monitoring practices.

Liquidity represents an institution's ability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers and demands of depositors and to invest in strategic initiatives. Liquidity risk represents the likelihood the Company would be unable to generate cash or otherwise obtain funds at reasonable rates for such purposes. Liquidity is managed through the coordination of the relative maturities of assets, liabilities and off-balance sheet positions and is enhanced by the ability to raise funds with direct borrowings.

Market risk reflects the risk of economic loss resulting from adverse changes in market prices and interest rates. The risk of loss can be reflected in diminished current values and/or reduced potential net interest income in future periods. The Company's market risk arises primarily from interest rate risk. The Company is also exposed to market price risk through its investments in marketable equity securities.

ASSET/LIABILITY MANAGEMENT, INTEREST RATE SENSITIVITY AND MARKET RISK

The Company's primary objective regarding asset/liability management is to position the Company so that changes in interest rates do not have a material adverse impact upon net earnings (through changes in net interest and dividend income) and the estimated net present value of equity of the Company. The Company's primary strategy for accomplishing its asset/liability management objective is achieved by managing the weighted average maturities of assets, liabilities and off-balance-sheet items (duration matching). At December 31, 2001, approximately 72.5% of the Company's loan portfolio was comprised of adjustable rate loans. Approximately 59.1% of its securities available for sale and securities held to maturity portfolios are debt securities maturing in less than five years, with an additional 6.7% comprised of debt securities having adjustable rate features. With regard to deposit liabilities, only 37.3% of total deposits and 42.8% of interest bearing deposits are comprised of time certificates. Unlike other deposit products such as NOW, money market deposit and savings accounts, time certificates carry a high degree of interest rate sensitivity and therefore their renewal will vary based on the competitiveness of the Company's interest rates. The Company has also entered into interest rate cap agreements to manage a portion of its exposure to interest rate risk. At December 31, 2001 the Company had interest rate cap agreements in effect with notional amounts of $20.0 million with a weighted average strike rate of 7.77%, which mature in the year 2004. The Company receives an interest payment if the three-month London Interbank Offer Rate ("LIBOR") increases above the strike rate.

To measure the impact of interest rate changes, the Company utilizes a comprehensive financial planning model that recalculates the estimated net present value of equity and net interest and dividend income of the Company assuming instantaneous, permanent parallel shifts in the yield curve of both up and down 100 and 200 basis points. Larger increases or decreases in estimated net interest and dividend income and the estimated net present value of equity of the Company as a result of these interest rate changes represent greater interest rate risk than do smaller increases or decreases.

The results of the financial planning model are highly dependent on numerous assumptions. These assumptions generally fall into two categories: those relating to the interest rate environment and those relating to general business and economic factors. Assumptions related to the interest rate environment include the prepayment speeds on mortgage-related assets and the cash flows and maturities of financial instruments. Assumptions related to general business and economic factors include changes in market conditions, loan volumes and pricing, deposit sensitivity, customer preferences, competition, and management's financial and capital plans. The assumptions are developed based on current business and asset/liability management strategies, historical experience, the current economic environment, forecasted economic conditions and other analyses. These assumptions are inherently uncertain and subject to change as time passes and therefore, there can be no assurances that the Company's forecasts in this regard will be achieved.

Management believes that the above method of measuring and managing interest rate risk is consistent with FDIC guidelines.

The following table summarizes the timing of the Company's anticipated maturities or repricing of and interest rates applicable to rate-sensitive assets and rate-sensitive liabilities as of December 31, 2001. This table has been generated using certain assumptions which the Company believes fairly and accurately represent repricing volumes in a dynamic interest rate environment. Adjustable rate loans are reflected in periods in which they reprice, and fixed rate loans are shown in accordance with their contractual maturities, adjusted for estimated prepayment activity. The earlier of contractual maturities or the next repricing date are used on all securities. Certain marketable equity securities and certain mutual fund securities totaling $3.5 million, are not susceptible to interest rate sensitivity and have therefore been excluded from this analysis. The gap maturity categories for savings deposits (including NOW, savings, and money market deposit accounts) are allocated based on the Company's historical experience in retaining such deposits in changing interest rate environments, as well as management's philosophy of repricing core deposits in reaction to changes in the interest rate environment. Time deposits are reflected at the earlier of contractual maturities or their next repricing date. Repricing frequencies will vary at different points in the interest cycle and as supply and demand for credit change.

Nonperforming loans totaling $3.0 million have been excluded from this analysis.

INTEREST RATE SENSITIVITY GAP ANALYSIS
at December 31, 2001

	Sensitivity Period					
	0—3 Months	3 Months— 1 Year	1—3 Years	3—5 Years	Over 5 Years	Total
	($ In Thousands)					
Rate-sensitive Assets:						
Interest bearing deposits in other banks $	$ 4,530					$ 4,530
Rate	.88%					.88%
Securities, including stock in FHLBB $	26,599	$ 3,036	$ 48,847	$123,748	$ 80,645	282,875
Rate	4.00%	6.76%	5.88%	5.70%	6.17%	5.71%
Loans and loans held for sale $	141,201	130,233	238,475	101,188	55,709	666,806
Rate	6.14%	7.37%	7.60%	7.43%	7.23%	7.19%
Total	$172,330	$133,269	$287,322	$224,936	$136,354	$954,211
Rate-sensitive Liabilities:						
Money market deposit accounts $	$ 2,037	$ 6,452	$ 8,489			$ 16,978
Rate	1.99%	1.99%	1.99%			1.99%
Savings and NOW accounts $	16,911	50,733	135,288	$ 67,644	$ 67,644	338,220
Rate	1.57%	1.57%	1.57%	1.57%	1.57%	1.57%
Time certificates $	52,102	155,520	45,638	12,530	229	266,019
Rate	4.33%	3.95%	4.11%	5.09%	5.84%	4.11%
Securities sold under agreements to repurchase $	82,979	2,034				85,013
Rate	1.91%	3.38%				1.94%
Other borrowings $	14	40	30,120	64	105,226	135,464
Rate	6.06%	6.06%	5.87%	5.99%	5.04%	5.22%
Total	$154,043	$214,779	$219,535	$ 80,238	$ 173,099	$841,694
Period Sensitivity Gap	$ 18,287	$ (81,510)	$ 67,787	$144,698	$ (36,745)	$ 112,517
Cumulative Sensitivity Gap	$ 18,287	$ (63,223)	$ 4,564	$149,262	$ 112,517	
Cumulative Sensitivity Gap as a Percent of Total Rate-sensitive Assets	1.92%	(6.63)%	0.48%	15.64%	11.79%	

The ability to assess interest rate risk using gap analysis is limited. Gap analysis does not capture the impact of cash flow or balance sheet mix changes over a forecasted future period and it does not measure the amount of price change expected to occur in the various asset and liability categories. Thus, management does not use gap analysis exclusively in its assessment of interest rate risk. The Company's interest rate risk exposure is also measured by the estimated net interest and dividend income and discounted cash flow present value sensitivities referred to above.

The Company's limits on interest rate risk specify that if interest rates were to shift immediately up or down 200 basis points, hypothetical net interest and dividend income over the next twelve months should decline by less than 10%. Additionally, the Company's limits on interest rate risk also specify that if interest rates were to shift immediately up or down 200 basis points, the change in the estimated net present value of equity should decline by less than 25%. The following table presents as of December 31, 2001, the Company's interest rate risk as measured by the changes in the estimated net present value of equity and hypothetical net interest and dividend income for instantaneous and sustained parallel shifts of 100 and 200 basis points in market interest rates.

Change in Interest Rates	$ Change in Estimated Net Present Value of Equity	% Change in Estimated Net Present Value of Equity	$ Change in Hypothetical Net Interest and Dividend Income	% Change in Hypothetical Net Interest and Dividend Income
(Basis Points)	(In Thousands)		(In Thousands)	
+200	$(16,928)	(12.42)%	$(1,838)	(4.68)%
+100	(6,982)	(5.12)	(590)	(1.50)
Flat Rate	0	0	0	0
–100	(2,209)	(1.62)	245	0.62
–200	(7,398)	(5.43)	(1,953)	(4.98)

At December 31, 2000, the change in estimated net present value of equity from the amount calculated under the flat rate scenario was a decrease of $15.3 million, or 13.27%, assuming a 200 basis points increase in interest rates and an increase of $3.6 million, or 3.11%, assuming a 200 basis points decrease in interest rates. The Company's present value of equity is reasonably stable in an increasing rate environment for 2001 compared to 2000. This is primarily a result of an increase in the balance of securities available for sale with the weighted average maturity of the portfolio increasing to 80 months at December 31, 2001 from 66 months at December 31, 2000, as well as decreases in cash and due from banks and overnight investments, being offset by a decrease in fifteen year fixed rate residential real estate loans. The impact of a 200 basis points decrease in interest rates on the present value of equity is negative in 2001 and positive in 2000. This is primarily a result of the value of callable borrowings increasing more in the lower interest rate environment in 2001 than in 2000, which negatively impacts the present value of equity.

At December 31, 2000, the change in hypothetical net interest and dividend income over the following twelve months from the amount calculated under the flat rate scenario was a decrease of $2.1 million, or 5.67%, assuming a 200 basis points increase in interest rates and an increase of $504 thousand, or 1.39%, assuming a 200 basis points decrease in interest rates. The impact of a 200 basis points increase in rates is slightly less negative to hypothetical net interest and dividend income in 2001 compared to 2000. The impact of a 200 basis points decline in interest rates is negative in 2001 as compared to positive in 2000, due to the lower interest rate environment in 2001 as compared to 2000. As a result, in 2001, prepayment speeds on residential real estate loans increased in a declining rate environment which negatively impacted hypothetical net interest and dividend income. In addition, the financial model in a decreasing rate environment modeled higher interest rates on certain deposit accounts and securities sold under agreements to repurchase than it otherwise would have, because certain floor rates within the model were reached.

As a result of the foregoing, the Company was generally less susceptible to risk from changes in interest rates in a rising rate environment and more susceptible to risk in a declining rate environment at December 31, 2001 than at December 31, 2000.

Management also believes that the assumptions utilized in evaluating the vulnerability of the Company's net interest and dividend income and estimated net present value of equity to changes in interest rates are reasonable based on historical experience. However, the interest rate sensitivity of the Company's assets and liabilities as well as the estimated effect of changes in interest rates on the estimated net present value of equity or hypothetical net interest and dividend income, could vary substantially if different assumptions are used or actual experience differs from the experience on which the assumptions were based.

In the event the Company should experience a mismatch in its desired GAP ranges or an excessive decline in its estimated net present value of equity or hypothetical net interest and dividend income subsequent to an immediate and sustained change in interest rates, it has a number of options which it could utilize to remedy such mismatch. The Company could restructure its available for sale securities portfolio through sale or purchase of securities with more favorable repricing attributes. It could also emphasize loan products with appropriate maturities or repricing attributes, or it could attract deposits or obtain borrowings with desired maturities.

The Company maintains a portfolio of marketable equity securities, which is included in securities available for sale, and had an estimated fair value of $3.2 million and an original cost of $3.0 million at December 31, 2001. Such securities are recorded at estimated fair market value, and are subject to market price risk. The risk is the potential loss in estimated fair value resulting from adverse changes in prices quoted by stock markets. The Company manages its market price risk by closely monitoring market developments and reviewing current financial statements and other reports published by the issuers of the equity securities.

Within the Company's portfolio of marketable equity securities, an analysis of significant quarterly movements in stock prices over the last three years, or since the stock was initially offered for purchase if less than three years, indicated a 10—20% movement in prices in 24% of the quarters, and a 20—25% movement in prices in 4% of the quarters. The market price risk in the Company's marketable equity securities portfolio, assuming hypothetical decreases in quoted stock prices of 10% and 25%, would amount to $323 thousand and $808 thousand, respectively.

The after tax impact on capital relating to these hypothetical decreases in stock prices would be $193 thousand and $483 thousand, respectively.

RESULTS OF OPERATIONS

GENERAL

The operating results of the Company depend primarily on the net interest and dividend income of its subsidiary bank, which is the difference between interest and dividend income on interest earning assets, primarily loans and securities, and interest expense on interest bearing liabilities, primarily deposits, securities sold under agreements to repurchase and other borrowings. The Company's operating results are also affected by the level of its provision for possible loan losses, noninterest income, noninterest expense, and income taxes.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

NET EARNINGS

Operations in 2001 resulted in net earnings of $11.4 million, an increase of $1.3 million over net earnings of $10.1 million in 2000. Basic earnings per share were $2.16 in 2001 compared to $1.83 in 2000. Diluted earnings per share were $2.11 in 2001 compared to $1.82 in 2000. The results of operations in 2001 of the Olde Port branches acquired at the end of 2000 and the increases in gains on the sale of loans in the secondary mortgage market were the primary reasons for the increase in net earnings. These factors coupled with fewer shares outstanding in 2001 as compared to 2000, as a result of repurchases of stock by the Company resulted in the higher level of earnings per share in 2001 compared to 2000.

Earnings before income taxes were $18.2 million in 2001, an increase of $2.5 million compared to earnings before income taxes of $15.7 million in 2000. Earnings before income taxes increased in 2001 compared to 2000, primarily as a result of increases in net interest and dividend income and noninterest income, partially offset by increases in noninterest expense and the provision for possible loan losses.

NET INTEREST AND DIVIDEND INCOME

Net interest and dividend income was $37.0 million in 2001 and $32.2 million in 2000. The increase of $4.8 million in 2001 compared to 2000 relates primarily to an increase of $102.5 million or 12.39% in average interest earning assets to $929.5 million in 2001 from $827.0 million in 2000, partially offset by an increase in average interest bearing liabilities of $96.5 million, or 13.31%, to $821.8 million in 2001 from $725.3 million in 2000. Additionally, the interest rate spread and net yield on interest earning assets increased to 3.54% and 3.98%, respectively, in 2001, from 3.37% and 3.90%, respectively, in 2000.

Interest income on loans increased $5.1 million to $53.3 million in 2001 from $48.2 million in 2000. The increase was primarily the result of an increase in average loan balances of $81.9 million, or 13.97%, to $668.0 million in 2001, from $586.1 million in 2000, partially offset by a decrease in average loan yields to 7.98% in 2001 from 8.22% in 2000. The increase in average loan balances is partially attributable to the Olde Port Bank branch acquisition from which approximately $43.2 million of loans were acquired at year end 2000, as well as growth during the year in average commercial real estate loans as well as average residential real estate loans. Although growth was experienced in the average residential real estate loan portfolio during 2001, this category actually experienced a decline in year end balances of $15.5 million during the year, which was attributable to the lower interest rate environment in 2001 compared to 2000, which encouraged these borrowers to refinance into fixed rate loan products which the Company sells in the secondary mortgage market. The decrease in loan yields is attributable to the Federal Reserve Board easing short term interest rates eleven times, totaling 475 basis points, during 2001. The decrease in loan yields is also attributable to the competitive environment for attracting commercial real estate, multifamily real estate and construction and land development loans. Management expects that the competition for loans will continue to be brisk, which could impact the yields realized on new loans and therefore, the interest rate spreads in future periods.

Interest and dividend income on securities, including stock in FHLBB, increased $124 thousand to $15.0 million in 2001 from $14.8 million in 2000. The increase relates primarily to an increase in the average balances of securities, including stock in FHLBB of $6.3 million, to $242.5 million in 2001 from $236.2 million in 2000, partially offset by a decrease in yields to 6.18% in 2001 from 6.29% in 2000. The lower yields were mainly attributable to the issuers of callable federal agency securities calling more securities in 2001 than 2000, which were reinvested at lower rates and decreases in rates on adjustable rate securities, partially offset by investments in higher yielding corporate bonds during 2000 and 2001.

Interest expense on deposits remained relatively stable, increasing $145 thousand to $22.1 million in 2001 from $21.9 million in 2000, with interest on savings deposits decreasing $721 thousand and interest on time deposits increasing $866 thousand. The increase related primarily to an increase in the average balances of deposits of $47.6 million to $608.5 million in 2001 from $560.9 million in 2000, partially offset by a decrease in the cost of deposits to 3.63% in 2001 compared to 3.91% in 2000. The increase in average interest bearing deposits is attributable partially to the Olde Port Bank branch acquisition effective at year end 2000, where approximately $30.3 million of interest bearing deposits were assumed, as well as normal operational growth in average interest bearing deposits. Average balances of savings deposits increased $28.9 million to $333.2 million in 2001 from $304.3 million in 2000, and average balances of time deposits increased $18.7 million to $275.4 million in 2001 from $256.7 million in 2000. The cost of savings deposits was 2.10% in 2001 compared to 2.54% in 2000. The decrease in the cost of these deposits related primarily to the lower short term interest rates in 2001 compared to 2000. The cost of time deposits was 5.48% in 2001 compared to 5.54% in 2000. During the last quarter of 2000, when interest rates for time deposits were very competitive and higher, depositors opened and renewed time deposits generally for terms of twelve to fifteen months. As these time deposits matured in the latter part of 2001, they renewed at much lower rates. As a result, the cost of time deposits was fairly stable in 2001 compared to 2000.

Interest expense on securities sold under agreements to repurchase decreased $1.2 million to $3.1 million in 2001 from $4.3 million in 2000. The decrease was primarily related to a decrease in the cost of these short term borrowings to 3.50% in 2001 compared to 5.55% in 2000, partially offset by an increase in the average balances of $10.7 million to $88.4 million in 2001 from $77.7 million in 2000. The decrease in the cost of securities sold under agreements to repurchase is primarily the result of the lower short term interest rate environment in 2001 compared to 2000. The increase in average balances was as a result of local municipalities and businesses investing more of their excess cash in these instruments during 2001 compared to 2000.

Interest expense on other borrowings, which consist primarily of advances from the FHLBB, increased $1.9 million to $6.7 million in 2001 from $4.8 million in 2000. The increase was primarily related to an increase in average balances of other borrowings of $38.2 million to $124.8 million in 2001 from $86.6 million in 2000, partially offset by a decrease in the cost of other borrowings to 5.39% in 2001 from 5.59% in 2000. The increase in the average balance of other borrowings related primarily to the subsidiary bank making greater use of FHLBB advances to fund asset growth. The decrease in the cost of other borrowings related to the lower interest rate environment that was prevalent in 2001 compared to 2000, which allowed the subsidiary bank to use callable FHLBB advances to borrow funds at attractive rates.

AVERAGE BALANCE SHEETS AND NET INTEREST AND DIVIDEND INCOME

The following table presents, for the periods indicated, average balances, the total dollar amount of interest and dividend income from interest earning assets and their resultant yields, as well as the interest expense on interest bearing liabilities, and their resultant costs:

	Year Ended December 31,								
	2001			2000			1999		
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
	($ In Thousands)								
Assets									
Interest earning assets									
Loans and loans held for sale (1)	$ 667,963	$ 53,335	7.98%	$ 586,081	$ 48,197	8.22%	$ 559,651	$ 45,287	8.09%
Interest bearing deposits in other banks	19,030	614	3.23	4,735	290	6.12	17,456	876	5.02
Securities, including stock in FHLBB (2)	242,475	14,973	6.18	236,196	14,849	6.29	232,314	13,639	5.87
Total interest earning assets	929,468	68,922	7.42	827,012	63,336	7.66	809,421	59,802	7.39
Non-interest earning assets	71,291			55,908			59,057		
Allowance for possible loan losses	(7,977)			(7,072)			(7,138)		
Total assets	$ 992,782			$ 875,848			$ 861,340		
Liabilities and Stockholders' Equity									
Interest bearing liabilities									
Savings deposits	$ 333,176	7,000	2.10	$ 304,261	7,721	2.54	$ 307,559	7,363	2.39
Time deposits	275,364	15,085	5.48	256,668	14,219	5.54	256,660	13,508	5.26
Total interest bearing deposits	608,540	22,085	3.63	560,929	21,940	3.91	564,219	20,871	3.70
Securities sold under agreements to repurchase	88,431	3,096	3.50	77,723	4,316	5.55	65,078	2,654	4.08
Other borrowings	124,796	6,731	5.39	86,609	4,838	5.59	83,577	4,371	5.23
Total interest bearing liabilities	821,767	31,912	3.88	725,261	31,094	4.29	712,874	27,896	3.91
Non-interest bearing liabilities									
Demand deposits	89,067			77,522			73,145		
Other liabilities	2,830			2,351			2,376		
Total non-interest bearing liabilities	91,897			79,873			75,521		
Stockholders' equity	79,118			70,714			72,945		
Total liabilities and stockholders' equity	$ 992,782			$ 875,848			$ 861,340		
Net interest and dividend income/interest rate spread		$ 37,010	3.54%		$ 32,242	3.37%		$ 31,906	3.48%
Net earning balance/net yield on interest earning assets	$ 107,701		3.98%	$ 101,751		3.90%	$ 96,547		3.94%

(1) Loans on nonaccrual status are included in the average balances for all periods presented.

(2) The yield on securities, including stock in FHLBB, is calculated using interest and dividend income divided by the average balance of the amortized historical cost.

RATE VOLUME ANALYSIS

The following table presents the dollar amount of changes in interest and dividend income, interest expense and net interest and dividend income which are attributable to changes in the average amounts of interest earning assets and interest bearing liabilities and/or changes in rates earned or paid thereon. The net changes attributable to both volume and rate have been allocated proportionately.

	Year Ended December 31, 2001 vs. 2000 Increase (Decrease) Due To		
	Volume	Rate	Total
	(In Thousands)		
Interest income on loans	$ 6,495	$ (1,357)	$ 5,138
Interest income on interest bearing deposits in other banks	384	(60)	324
Interest and dividend income on securities and stock in FHLBB	362	(238)	124
Total interest and dividend income	7,241	(1,655)	5,586
Interest expense on deposits	928	(783)	145
Interest expense on securities sold under agreements to repurchase	726	(1,946)	(1,220)
Interest expense on other borrowings	2,060	(167)	1,893
Total interest expense	3,714	(2,896)	818
Net interest and dividend income	$ 3,527	$ 1,241	$ 4,768

	Year Ended December 31, 2000 vs. 1999 Increase (Decrease) Due To		
	Volume	Rate	Total
	(In Thousands)		
Interest income on loans	$ 2,171	$ 739	$ 2,910
Interest income on interest bearing deposits in other banks	(838)	252	(586)
Interest and dividend income on securities and stock in FHLBB	229	981	1,210
Total interest and dividend income	1,562	1,972	3,534
Interest expense on deposits	(122)	1,191	1,069
Interest expense on securities sold under agreements to repurchase	582	1,080	1,662
Interest expense on other borrowings	161	306	467
Total interest expense	621	2,577	3,198
Net interest and dividend income	$ 941	$ (605)	$ 336

PROVISION FOR POSSIBLE LOAN LOSSES

The provision for possible loan losses was $660 thousand in 2001 compared to $330 thousand in 2000. The increase in 2001 compared to 2000, related primarily to increases in commercial real estate loans, multifamily real estate loans and construction and land development loans, an additional provision related to one nonperforming commercial real estate loan, as well as management's overall evaluation of the loan portfolio and the adequacy of the level of the allowance for possible loan losses.

NONINTEREST INCOME

Noninterest income increased $1.9 million to $7.5 million in 2001 from $5.6 million in 2000. The increase in 2001 compared to 2000 was primarily attributable to increases in net gains on sales of loans of $1.4 million and customer account fees and service charges of $354 thousand. The increase in net gains on sales of loans in the secondary mortgage market was as a result of an increase in residential real estate loans originated for and sold into the secondary mortgage market in 2001 compared to 2000, due to a declining interest rate environment during 2001, which encouraged borrowers into fixed rate loan products which the Company sells in the secondary mortgage market. Because the Company does not expect further significant reductions in market interest rates, management does not expect to realize the same level of gains on sales of loans in the secondary mortgage market in 2002 as were realized in 2001. The increase in customer account fees and service charges relates primarily to increased fees related to the implementation of a new NOW account "Granite Advantage" which was introduced in October 2000.

NONINTEREST EXPENSE

Noninterest expense was $25.7 million in 2001, an increase of $3.9 million, or 18.10%, compared to $21.7 million in

2000. The increase relates primarily to an increase in salaries and benefits expenses of $2.2 million to $14.2 million in 2001 from $12.0 million in 2000, an increase of $1.7 million in other noninterest expenses to $7.1 million in 2001 from $5.4 million in 2000 and an increase in other real estate owned expense of $177 thousand to $178 thousand in 2001 from $1 thousand in 2000, partially offset by a decrease in occupancy and equipment expenses of $98 thousand to $4.2 million in 2001 from $4.3 million in 2000.

The increase in salaries and benefits expenses of $2.2 million, or 18.15%, was attributable in part to the acquisition of the two Olde Port Bank branches which contributed to an increase in full time equivalent employees from 266 at year end 2000 to 302 at December 31, 2001. Additionally, normal salary increases and an increase in commissions paid to mortgage loan originators as a result of the increased residential real estate loan activity which occurred during 2001 compared to 2000, contributed to the increase.

The decrease in occupancy and equipment expenses of $98 thousand, or 2.26% related primarily to a reduction in the level of depreciation for 2001 compared to 2000, partially offset by an increase in costs associated with the acquisition of the two Olde Port Bank branches at year end 2000.

The increase of $177 thousand in other real estate owned expenses relates to an increase in expenses and writedowns related to foreclosed properties.

Other noninterest expenses increased $1.7 million, or 31.06%, which was partially attributable to an increase in amortization expense of $588 thousand, of which $474 thousand related to goodwill and intangible assets associated with the Olde Port Bank branch acquisition and $114 thousand related to mortgage servicing rights. Additionally, other significant increases related to professional fees of $278 thousand, advertising and marketing expenses of $153 thousand, printing and supplies expenses of $124 thousand, data processing costs of $123 thousand and telephone expenses of $105 thousand. The increase in professional fees is related primarily to an increase in legal fees associated with the resolution of nonperforming assets in 2001 compared to 2000. The acquisition of the two Olde Port Bank branches was the primary reason for the increases in advertising and marketing, printing and supplies, data processing and telephone expenses in 2001 compared to 2000.

Income Taxes

Income tax expense increased $1.1 million to $6.8 million in 2001 from $5.7 million in 2000 and represented effective tax rates of 37.3% and 36.0%, respectively, of pretax income. The increase in the effective tax rate in 2001 compared to 2000, related primarily to a decrease in dividend income on marketable equity securities and the dividend received deduction, as a result of a decrease in investments in marketable equity securities available for sale.

Comparison of Operating Results for the Years Ended December 31, 2000 and 1999

Net Earnings

Operations in 2000 resulted in net earnings of $10.1 million, stable with net earnings of $10.1 million in 1999. Basic earnings per share were $1.83 in 2000 compared to $1.75 in 1999. Diluted earnings per share were $1.82 in 2000 compared to $1.71 in 1999. Fewer shares outstanding in 2000 as compared to 1999 as a result of repurchases of stock by the Company resulted in the higher level of earnings per share in 2000 compared to 1999.

Earnings before income taxes were $15.7 million in 2000, an increase of $334 thousand compared to earnings before income taxes of $15.4 million in 1999. Earnings before income taxes increased in 2000 compared to 1999, primarily as a result of increases in net interest and dividend income and noninterest income and a decrease in noninterest expense, partially offset by an increase in the provision for possible loan losses.

Net Interest and Dividend Income

Net interest and dividend income was $32.2 million in 2000 and $31.9 million in 1999. The increase of $336 thousand in 2000 compared to 1999 relates primarily to an increase of $17.6 million or 2.17% in average interest earning assets to $827.0 million in 2000 from $809.4 million in 1999, partially offset by an increase in average interest bearing liabilities of $12.4 million, or 1.74%, to $725.3 million in 2000 from $712.9 million in 1999. Additionally, the increase was partially offset by decreases in the interest rate spread and net yield on interest earning assets to 3.37% and 3.90%, respectively, in 2000 from 3.48% and 3.94%, respectively, in 1999.

Interest income on loans increased $2.9 million to $48.2 million in 2000 from $45.3 million in 1999. The increase was primarily the result of an increase in average loan balances of $26.4 million, or 4.72%, to $586.1 million in 2000, from $559.7 million in 1999, coupled with an increase in average loan yields to 8.22% in 2000 from 8.09% in 1999. The increase in average loan balances reflects strong loan demand in both the residential real estate and commercial real estate loan markets, as well as a slow down in the pace of repayments due to the higher interest rate environment in 2000 compared to 1999. The increase in loan yields is as a result of the higher interest rate environment that was prevalent during 2000 compared to 1999. This was partially offset by the competitive environment for attracting commercial real estate and commercial, financial and agricultural loans and the trend for residential real estate borrowers choosing adjustable rate loan products over fixed rate loan products, both of which contributed to reducing the amount by which the overall loan yields increased.

Interest and dividend income on securities, including stock in FHLBB, increased $1.2 million to $14.8 million in 2000 from $13.6 million in 1999. The increase relates primarily to a slight increase in the average balances of securities, including stock in FHLBB of $3.9 million, to $236.2 million in 2000 from $232.3 million in 1999, coupled with an increase in yields to 6.29% in 2000 from 5.87% in 1999. While average balances were relatively stable, increasing by only 1.67% in 2000 compared to 1999, the increase in yields resulted from securities purchased at higher yields during the latter part of 1999 and 2000 as interest rates trended higher. Additionally, a change in the mix of the securities portfolio with some additional investments in higher yielding corporate obligations and a decrease in investments in lower yielding US Treasury and US Government Agency obligations and marketable equity securities contributed to the higher yields in 2000.

Interest expense on deposits increased $1.0 million to $21.9 million in 2000 from $20.9 million in 1999, with interest on savings deposits increasing $358 thousand and interest on time deposits increasing $711 thousand. The increase related primarily to a higher cost of deposits of 3.91% in 2000 compared to 3.70% in 1999, while the average balances of deposits were relatively stable, decreasing by $3.3 million, or 0.58%, to $560.9 million in 2000 compared to $564.2 million in 1999. Average balances of savings deposits decreased $3.3 million to $304.3 million in 2000 from $307.6 million in 1999, while average balances of time deposits were stable at $256.7 million in both 2000 and 1999. The cost of savings deposits was 2.54% in 2000 compared to 2.39% in 1999. The increase in the cost of these deposits related primarily to a change in the mix of the savings deposits, with an increase in balances of the special NOW account product introduced by the subsidiary bank in 1995, offset by reductions in lower yielding savings, regular NOW and money market deposit accounts. The cost of time deposits was 5.54% in 2000 compared to 5.26% in 1999. The increase in the cost of these deposits was primarily the result of the higher interest rate environment that was prevalent in 2000 compared to 1999, with time deposits maturing in 2000 generally renewing at higher rates.

Interest expense on securities sold under agreements to repurchase increased $1.6 million to $4.3 million in 2000 from $2.7 million in 1999. The increase was primarily related to an increase in average balances of $12.6 million to $77.7 million in 2000 from $65.1 million in 1999, coupled with an increase in the cost of these short term borrowings to 5.55% in 2000 compared to 4.08% in 1999. The increase in average balances was as a result of local municipalities and businesses investing more of their excess cash in these instruments as short term interest rates trended higher during 2000. The higher cost of these short term borrowings in 2000 compared to 1999 related primarily to short term interest rates being higher during 2000 than 1999.

Interest expense on other borrowings, which consist primarily of advances from the FHLBB, increased $467 thousand to $4.8 million in 2000 from $4.4 million in 1999. The increase was primarily related to an increase in average balances of other borrowings of $3.0 million to $86.6 million in 2000 from $83.6 million in 1999, coupled with an increase in the cost of other borrowings to 5.59% in 2000 from 5.23% in 1999. The increase in the average balance of other borrowings related primarily to the subsidiary bank making greater use of FHLBB advances to fund asset growth. The increase in the cost of other borrowings related to the higher interest rate environment that was prevalent in 2000 compared to 1999, and the subsidiary bank borrowing additional funds to replace callable advances that were called by the FHLBB during 2000.

Provision for Possible Loan Losses

The provision for possible loan losses was $330 thousand in 2000 compared to $50 thousand in 1999. The increase in 2000 compared to 1999, related primarily to an increase in nonperforming loans and an increase in the loan portfolio, as well as management's overall evaluation of the loan portfolio and the adequacy of the level of the allowance for possible loan losses. Nonperforming loans increased $1.7 million to $3.2 million in 2000 compared to $1.5 million in 1999. Growth in the loan portfolio, excluding loans acquired at year end 2000 of $43.2 million in connection with the Olde Port Bank branch acquisition, was $45.5 million during 2000.

Noninterest Income

Noninterest income increased $106 thousand to $5.6 million in 2000 from $5.5 million in 1999. The increase in 2000 compared to 1999 was attributable to increases in customer account fees and service charges of $129 thousand and other noninterest income of $610 thousand, partially offset by decreases in net gains on sales of securities available for sale of $386 thousand, net gains on sales of loans of $203 thousand and mortgage service fees of $44 thousand. The increase in customer account fees and service charges relates primarily to changes in certain fees and service charges for both commercial and retail customers which were implemented effective January 1, 2000. The increase in other noninterest income is primarily related to increases in the cash surrender value of life insurance policies owned by the subsidiary bank, as well as increases in commissions from brokerage activities. The decrease in net gains on sales of loans was as a result of a decrease in loans originated for and sold into the secondary mortgage market in 2000 compared to 1999, due to the higher interest rate environment in 2000, which encouraged residential real estate loan borrowers into adjustable rate products which the subsidiary bank retains in its loan portfolio. The higher interest rate environment also slowed loan refinance activity. These factors also contributed to the decrease in mortgage service fees, as loans serviced for others decreased in 2000 compared to 1999.

Noninterest Expense

Noninterest expense was $21.7 million in 2000, a decrease of $172 thousand compared to $21.9 million in 1999. The decrease was attributable to a decrease in other real estate owned expenses of $358 thousand to $1 thousand in 2000 from $359 thousand in 1999 and a decrease in other noninterest expenses of $186 thousand to $5.4 million in 2000 from $5.6 million in 1999, partially offset by an increase in salaries and benefits expenses of $153 thousand to $12.0 million in 2000 from $11.8 million in 1999 and an increase in occupancy and equipment expenses of $219 thousand to $4.3 million in 2000 from $4.1 million in 1999.

The slight increase in salaries and benefits expenses of $153 thousand, or 1.29%, related primarily to normal salary increases of 5.28%, including increases related to job promotions and increases in retirement and health costs. The increases were partially offset by continued personnel efficiencies, as average full time equivalent employees was 270 in 2000 compared to 288 in 1999, and by a decrease in compensation expense relating to stock awards.

The increase in occupancy and equipment expenses of $219 thousand, or 5.31%, related primarily to an increase in costs associated with maintenance agreements on new equipment and a $93 thousand writedown on bank buildings, based on an appraisal, relating to property used as a branch office which was closed during 2000.

The decrease of $358 thousand in other real estate owned expenses relates to the decrease in properties held in foreclosure, with costs related to holding properties in foreclosure and writedowns of properties subsequent to foreclosure being offset by gains on disposals of foreclosed properties during 2000.

Other noninterest expenses decreased $186 thousand, or 3.33%, with decreases in legal and collection expenses, year 2000 related expenses and amortization of tax advantaged limited partnerships being partially offset by an increase in advertising and marketing expenses.

Income Taxes

Income tax expense increased $381 thousand to $5.7 million in 2000 from $5.3 million in 1999 and represented effective tax rates of 36.0% and 34.3%, respectively, of pretax income. The increase in the effective tax rate in 2000 compared to 1999, related primarily to an increase in state tax expense and a decrease in tax credits.

Capital Resources and Liquidity

Capital Resources

Stockholders' equity totaled $80.5 million or 7.90% of total assets at December 31, 2001 compared to $73.5 million, or 7.69% of total assets at December 31, 2000. Stockholders' equity increased $7.0 million, primarily as a result of net earnings of $11.4 million, the change in accumulated other comprehensive income (loss) of $2.6 million, restricted stock award amortization of $286 thousand, and other increases of $43 thousand, partially offset by repurchases of stock of $3.7 million and dividends declared of $3.6 million.

The Company and subsidiary bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum requirements can result in the initiation of certain mandatory and additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and subsidiary bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and subsidiary bank to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of December 31, 2001 and 2000, the Company and subsidiary bank meet all capital adequacy requirements to which they are subject. See note 19 of Notes to Consolidated Financial Statements for further details of regulatory capital.

As of December 31, 2001, the most recent notification from the FDIC categorized the Company's wholly-owned subsidiary bank as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the subsidiary bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios. There have been no conditions or events since that notification that management believes would cause a change in the subsidiary bank's categorization.

On May 3, 2000, the Company announced a Stock Repurchase Program ("Program"), whereby the Company's Board of Directors authorized the repurchase of up to 10% (or approximately 566,000 shares), of the Company's outstanding common shares from time to time. Shares repurchased under this Program may be held in treasury, retired or used for general corporate purposes. As of December 31, 2001, the Company had repurchased 484,902 shares of common stock, with approximately 81,098 shares still available to be purchased under this Program.

Liquidity

The principal source of funds for the payment of dividends and expenses by the Company, is dividends paid to it by the subsidiary bank. Bank regulatory authorities generally restrict the amount available for payment of dividends by the subsidiary bank to the Company if the effect thereof would cause the capital of the subsidiary bank to be reduced below applicable capital requirements. These restrictions indirectly affect the Company's ability to pay dividends. Dividends paid to the Company by the subsidiary bank in 2001, 2000 and 1999 were $7.5 million, $10.0 million and $5.3 million, respectively. The Company declared cash dividends of $.68, $.64 and $.56 per share, respectively, in 2001, 2000 and 1999, resulting in total dividends declared in those years of $3.6 million, $3.5 million and $3.3 million, respectively. The primary source of liquidity in the Company is its interest bearing deposit with its subsidiary bank of $1.9 million at December 31, 2001. Management believes that these funds are adequate to provide for the Company's needs.

The subsidiary bank monitors its level of short-term assets and liabilities, maintaining an appropriate balance between liquidity, risk and return. The major sources of liquidity are deposits, securities available for sale, maturities of securities held to maturity, interest bearing deposits in other banks, amortization, prepayments and maturities of outstanding loans and other borrowings from the FHLBB. While maturities and scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by interest rate trends, economic conditions and competition.

The Company's and subsidiary bank's liquidity, represented by cash and due from banks, is a product of its operating activities, investing activities and financing activities. These activities are summarized as follows:

	Year Ended December 31,		
	2001	2000	1999
	(In Thousands)		
Cash and due from banks at beginning of year	$26,434	$18,575	$23,506
Operating activities:			
Net earnings	11,389	10,078	10,125
Adjustments to reconcile net earnings to net cash provided by operating activities	(11,847)	(209)	(727)
Net cash provided by (used in) operating activities	(458)	9,869	9,398
Net cash provided by (used in) investing activities	(57,584)	(31,978)	1,045
Net cash provided by (used in) financing activities	52,750	29,968	(15,374)
Cash and due from banks at end of year	$21,142	$26,434	$18,575

Operating activities used cash in 2001 and provided cash in 2000 and 1999. Cash used in operations in 2001 was primarily comprised of loans originated for sale in the secondary mortgage market, net of loans sold in the secondary mortgage market, offset by net earnings. Cash provided by operating activities in 2000 and 1999 were primarily comprised of net earnings.

Investing activities used cash in 2001 and 2000 and provided cash in 1999. The primary investing activities of the Company and the subsidiary bank, are originating loans and purchasing securities available for sale. In 2001, loan repayments, net of loan originations were $2.7 million, while in 2000 and 1999, loan originations net of repayments were $46.2 million and $14.2 million, respectively. Purchases of securities available for sale were $239.7 million, $22.6 million and $101.0 million, respectively, in 2001, 2000 and 1999. A substantial portion of the net loan originations in 2000 and 1999 and purchases of securities available for sale in 2001, 2000 and 1999, were funded by maturities and calls of securities held to maturity in 2001 and 1999, maturities, calls, principal payments received and sales of securities available for sale in 2001, 2000 and 1999, increases in deposits in 2001 and 2000, increases in securities sold under agreements to repurchase in 2000 and 1999 and increases in other borrowings in 2001, 2000 and 1999. Effective at year end 2000, the Company acquired certain assets and assumed certain liabilities in connection with the acquisition of two branch offices of Olde Port Bank. The Company paid $9.9 million, net of cash acquired of $2.2 million. For a description of assets acquired and liabilities assumed, see "Acquisition of Branches".

Financing activities provided cash in 2001 and 2000 and used cash in 1999. The primary financing activities of the Company and the subsidiary bank are deposits, short term borrowings in the form of securities sold under agreements to repurchase and other borrowings. Deposits increased $30.8 million and $15.9 million in 2001 and 2000, respectively, and decreased $22.5 million in 1999. Securities sold under agreements to repurchase decreased $5.8 million in 2001 and increased $14.6 million and $4.1 million, respectively, in 2000 and 1999. In 2001, 2000 and 1999 proceeds from other borrowings exceeded repayments, which increased other borrowings by $34.9 million, $10.0 million and $10.0 million, respectively. Additionally, during 2001, 2000 and 1999 the Company used cash of $3.7 million, $7.1 million and $4.1 million, respectively, to repurchase shares of its common stock for treasury. The Company also used cash of $3.6 million, $3.5 million and $3.2 million, respectively, in 2001, 2000 and 1999 to pay dividends on its common stock. Net cash provided by financing activities in 2001 and 2000 was used primarily to fund cash used in investing activities. Net cash used in financing activities in 1999 was funded by cash provided by operating and investing activities and a decrease in cash and due from banks.

Liquidity management is both a daily and long-term function of management. Excess liquidity is generally invested in short-term investments such as interest bearing deposits in the FHLBB and 2 to 7 year fixed income US Government agency securities and corporate securities. In addition to assets in cash on hand and due from banks of $21.1 million at December 31, 2001, the Company through its subsidiary bank has interest bearing deposits in other banks, primarily with FHLBB, of $4.5 million and securities available for sale of $274.2 million. In addition to these liquidity sources the Company has significant cash flow from the repayments of loans through its subsidiary bank. If the subsidiary bank requires funds beyond its ability to generate them internally, borrowing arrangements with the FHLBB can provide additional funds. At December 31, 2001, the subsidiary bank had $135.5 million of outstanding borrowings with the FHLBB, with an additional borrowing capacity of approximately $119.4 million.

The Company anticipates that the subsidiary bank will have sufficient funds available to meet its current loan commitments. At December 31, 2001, the subsidiary bank had outstanding loan commitments of $68.9 million. For additional information as to loan commitments, see note 14 of Notes to Consolidated Financial Statements. Time deposits which are scheduled to mature in one year or less at December 31, 2001, totaled $207.6 million. Management believes that a significant portion of such deposits will remain with the subsidiary bank.

For a discussion of the limitations that federal law places on extensions of credit from banks to their parent holding company, see note 20 of Notes to Consolidated Financial Statements.

Impact of Inflation and Changing Prices

The consolidated financial statements and related consolidated financial data herein have been presented in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Inflation can affect the Company in a number of ways, including increased operating costs and interest rate volatility. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services. Management attempts to minimize the effects of inflation by maintaining an approximate match between interest rate sensitive assets and interest rate sensitive liabilities and, where practical, by adjusting service fees to reflect changing costs.

Legal Proceedings

The Company is a defendant in ordinary and routine pending legal actions incident to its business, none of which is believed by management to be material to the financial condition of the Company.

Recent Accounting Developments

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which after amendment, was effective for fiscal years beginning after June 15, 2000. SFAS No. 133 must be adopted prospectively and retroactive application is not permitted. SFAS No. 133 requires the Company to record all derivatives on the balance sheet at fair value. Changes in derivative fair values will either be recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments or for forecasted transactions, deferred and recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings. The Company adopted SFAS No. 133, as amended, on January 1, 2001. The cumulative effect on prior years of adopting SFAS No. 133 on January 1, 2001, was not significant and therefore has not been separately disclosed. The impact of accounting for derivative instruments under SFAS No. 133 during the year ended December 31, 2001 decreased net interest and dividend income by $147,000 and net earnings by $88,000, or $.02 per basic and diluted share.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement revises the standards for accounting for the securitizations and other transfers of financial assets and collateral. It also requires certain disclosures, but carries over most of the provisions of SFAS No. 125. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and must be adopted prospectively. For recognition and reclassification of collateral and for certain disclosures, this statement was effective for fiscal years ending after December 15, 2000. The adoption of this statement had no impact on the Company's consolidated financial statements.

On July 20, 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Intangible Assets". SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this Statement apply to goodwill and other intangible assets acquired between July 1, 2001 and the effective date of SFAS No. 142. Major provisions of these Statements and their effective dates for the Company are as follows:

- All business combinations initiated after June 30, 2001 must use the purchase method of accounting. The pooling of interests method of accounting is prohibited except for transactions initiated before July 1, 2001.
- Intangible assets acquired in a business combination must be recorded separately from goodwill if they

arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability.

- Goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Effective January 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.
- Effective January 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator.
- All acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

Effective January 1, 2002, annual goodwill amortization of approximately $500,000 will no longer be recognized. The Company has completed a transitional fair value based impairment test of goodwill as of January 1, 2002. No impairment of goodwill was evident as a result of the impairment testing performed.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of" and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. SFAS No. 144 establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with earlier application encouraged and its provisions are to be applied prospectively. The adoption of this statement is not expected to have a material impact on the Company's consolidated financial statements.

Management's Responsibility for Financial Reporting

The consolidated financial statements of Granite State Bankshares, Inc. and subsidiary have been prepared by management, which is responsible for their content and accuracy. The statements present the results of operations, cash flows, and financial position of the Company in conformity with accounting principles generally accepted in the United States of America and, accordingly, include amounts based on management's judgments and estimates. Information in other sections of this annual report is consistent with that included in the financial statements.

Granite State Bankshares, Inc. and its subsidiary have established and maintain an internal control structure designed to provide reasonable assurance that assets are safeguarded and that transactions are properly authorized by management and recorded in conformity with accounting principles generally accepted in the United States of America. This structure includes accounting controls, written policies and procedures, and a code of corporate conduct which stresses the highest ethical standards and is routinely communicated to all employees.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with management, the internal auditor, and the independent auditors to review audit findings, adherence to corporate policies and other financial matters.

The firm of Grant Thornton LLP, Certified Public Accountants, has been engaged to audit and report on the Company's consolidated financial statements. Its audit was conducted in accordance with auditing standards generally accepted in the United States of America and included a review of internal accounting controls to the extent deemed necessary for the purpose of its report, which follows.

Charles W. Smith
Chairman and Chief Executive Officer

William G. Pike
Executive Vice President and
Chief Financial Officer
(principal accounting officer)

Grant Thornton

Report of Independent Certified Public Accountants

To the Board of Directors and Stockholders
Granite State Bankshares, Inc.

We have audited the accompanying consolidated statements of financial condition of Granite State Bankshares, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the management of Granite State Bankshares, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Granite State Bankshares, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Boston, Massachusetts
January 11, 2002

Consolidated Statements of Financial Condition

	December 31, 2001	December 31, 2000
	(In Thousands)	
ASSETS		
Cash and due from banks	$ 21,142	$ 26,434
Interest bearing deposits in other banks, at cost, which approximates market value	4,530	8,872
Securities available for sale (amortized cost $271,600,000 in 2001 and $198,316,000 in 2000)	274,201	196,522
Securities held to maturity (market value $5,226,000 in 2001 and $17,922,000 in 2000)	5,006	18,011
Stock in Federal Home Loan Bank of Boston	7,201	7,201
Loans held for sale	14,821	657
Loans	655,000	657,385
Less: Unearned income	(1,075)	(1,177)
Allowance for possible loan losses	(8,085)	(7,854)
Net loans	645,840	648,354
Premises and equipment	16,841	17,756
Other assets	29,360	31,202
Total assets	$ 1,018,942	$ 955,009
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Interest bearing deposits	$ 621,217	$ 592,528
Noninterest bearing deposits	92,926	90,806
Total deposits	714,143	683,334
Securities sold under agreements to repurchase	85,013	90,811
Other borrowings	135,464	100,515
Other liabilities	3,785	6,885
Total liabilities	938,405	881,545
STOCKHOLDERS' EQUITY:		
Preferred stock, $1.00 par value; authorized 7,500,000 shares; none issued		
Common stock, $1.00 par value; authorized 12,500,000 shares; 6,789,582 shares issued at December 31, 2001 and 2000, respectively	6,790	6,790
Additional paid-in capital	37,807	37,916
	44,597	44,706
Retained earnings	54,217	46,437
Accumulated other comprehensive income (loss)	1,555	(1,089)
	100,369	90,054
Less: Treasury stock, at cost, 1,554,438 and 1,449,362 shares at December 31, 2001 and 2000, respectively	(18,803)	(16,344)
Unearned restricted stock	(1,029)	(246)
Total stockholders' equity	80,537	73,464
Total liabilities and stockholders' equity	$ 1,018,942	$ 955,009

The accompanying notes are an integral part of these statements.

Consolidated Statements of Earnings

	Year Ended December 31, 2001	2000	1999
	($ In Thousands, except per share data)		
Interest and dividend income			
Loans	$ 53,335	$ 48,197	$ 45,287
Debt securities available for sale	13,820	12,525	11,182
Marketable equity securities available for sale	248	621	738
Securities held to maturity	481	1,154	1,248
Interest bearing deposits in other banks	614	290	876
Dividends on Federal Home Loan Bank of Boston stock	424	549	471
Total interest and dividend income	68,922	63,336	59,802
Interest expense			
Deposits	22,085	21,940	20,871
Securities sold under agreements to repurchase	3,096	4,316	2,654
Other borrowings	6,731	4,838	4,371
Total interest expense	31,912	31,094	27,896
Net interest and dividend income	37,010	32,242	31,906
Provision for possible loan losses	660	330	50
Net interest and dividend income after provision for possible loan losses	36,350	31,912	31,856
Noninterest income			
Customer account fees and service charges	3,035	2,681	2,552
Mortgage service fees	472	441	485
Net gains on sales of securities available for sale	403	322	708
Net gains on sales of loans	1,722	364	567
Other	1,860	1,761	1,151
Total noninterest income	7,492	5,569	5,463
Noninterest expense			
Salaries and benefits	14,175	11,997	11,844
Occupancy and equipment	4,243	4,341	4,122
Other real estate owned	178	1	359
Other	7,084	5,405	5,591
Total noninterest expense	25,680	21,744	21,916
Earnings before income taxes	18,162	15,737	15,403
Income taxes	6,773	5,659	5,278
NET EARNINGS	$ 11,389	$ 10,078	$ 10,125
Net earnings per share—basic	$ 2.16	$ 1.83	$ 1.75
Net earnings per share—diluted	$ 2.11	$ 1.82	$ 1.71
Shares used in computing net earnings per share—basic	5,264,873	5,494,982	5,778,272
Shares used in computing net earnings per share—diluted	5,389,746	5,537,735	5,927,668

The accompanying notes are an integral part of these statements.

Consolidated Statements of Comprehensive Income

	Year Ended December 31,		
	2001	2000	1999
	(In Thousands)		
Net earnings	$11,389	$10,078	$10,125
Other comprehensive income (loss):			
Unrealized holding gains (losses) on securities available for sale arising during the period	4,798	5,629	(8,972)
Related income tax effects	(1,913)	(2,210)	3,507
Net unrealized holding gains (losses) on securities available for sale, net of related income tax effects	2,885	3,419	(5,465)
Less: reclassification adjustment for net gains on sales of securities available for sale realized in net earnings:			
Realized net gains	(403)	(322)	(708)
Related income tax effects	162	126	278
Net reclassification adjustment	(241)	(196)	(430)
Total other comprehensive income (loss)	2,644	3,223	(5,895)
Comprehensive income	$14,033	$13,301	$ 4,230

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2001, 2000 and 1999

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income(Loss)	Unallocated Common Stock Acquired by the ESOP	Unearned Restricted Stock	Total
				(In Thousands)				
Balance as of December 31, 1998	$ 6,790	$ 38,018	$ 32,998	$ (6,065)	$ 1,583	$ (71)	$ (653)	$ 72,600
Net earnings			10,125					10,125
Payment of Employee Stock Ownership Plan Indebtedness						35		35
Employee Stock Ownership Plan distribution		76						76
Cash dividends declared on common stock, $.56 per share			(3,253)					(3,253)
Change in accumulated other comprehensive income (loss), net of income taxes					(5,895)			(5,895)
Restricted stock awards		(8)		104			(96)	—
Restricted stock award amortization							305	305
Reissuance of common stock from treasury upon exercise of stock options, including related tax effects		(167)		595				428
Purchase of common stock for treasury				(4,052)				(4,052)
Balance as of December 31, 1999	6,790	37,919	39,870	(9,418)	(4,312)	(36)	(444)	70,369
Net earnings			10,078					10,078
Payment of Employee Stock Ownership Plan Indebtedness						36		36
Employee Stock Ownership Plan distribution		76						76
Cash dividends declared on common stock, $.64 per share			(3,511)					(3,511)
Change in accumulated other comprehensive income (loss), net of income taxes					3,223			3,223
Restricted stock award amortization							198	198
Reissuance of common stock from treasury upon exercise of stock options, including related tax effects		(79)		145				66
Purchase of common stock for treasury				(7,071)				(7,071)
Balance as of December 31, 2000	6,790	37,916	46,437	(16,344)	(1,089)	—	(246)	73,464
Net earnings			11,389					11,389
Cash dividends declared on common stock, $.68 per share			(3,609)					(3,609)
Change in accumulated other comprehensive income (loss), net of income taxes					2,644			2,644
Restricted stock awards		2		1,067			(1,069)	—
Restricted stock award amortization							286	286
Reissuance of common stock from treasury upon exercise of stock options		(111)		154				43
Purchase of common stock for treasury				(3,680)				(3,680)
Balance as of December 31, 2001	$ 6,790	$ 37,807	$ 54,217	$ (18,803)	$ 1,555	$ —	$ (1,029)	$ 80,537

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

	Year Ended December 31, 2001	2000	1999
	(In Thousands)		
Increase (decrease) in cash and due from banks			
Cash flows from operating activities			
Net earnings	$ 11,389	$ 10,078	$ 10,125
Adjustments to reconcile net earnings to net cash provided by operating activities			
Provision for possible loan losses	660	330	50
Provision for depreciation and amortization	2,735	2,339	2,363
Net amortization of security discounts and premiums	160	9	193
Provision for loss on other real estate owned	173	50	146
Deferred income taxes (benefits)	(227)	(220)	412
Market value adjustment for derivative instruments	147		
Realized gains on sales of securities available for sale, net	(403)	(322)	(708)
Writedown of premises and equipment		93	
Loans originated for sale	(107,443)	(18,362)	(26,122)
Proceeds from sale of loans originated for sale	95,001	18,548	28,038
Increase in other assets	(1,231)	(1,976)	(4,739)
Increase (decrease) in other liabilities	196	(443)	106
Allocation of common stock by the ESOP		112	111
Amortization of unearned restricted stock	286	198	305
Realized gains on sales of loans	(1,722)	(364)	(567)
(Gains) losses on sales of other assets	20		(11)
Decrease in unearned income	(102)	(130)	(258)
Realized gains on sales of other real estate owned	(97)	(71)	(46)
Net cash provided by (used in) operating activities	(458)	9,869	9,398
Cash flows from investing activities			
Proceeds from sales of securities available for sale	114,769	30,934	57,067
Proceeds from maturities and calls of securities available for sale	48,500	15,000	35,000
Principal payments received on securities available for sale	3,368	1,383	3,916
Purchase of securities available for sale	(239,674)	(22,641)	(100,995)
Proceeds from maturities and calls of securities held to maturity	13,000		4,300
Loan repayments (originations), net	2,721	(46,169)	(14,246)
Purchase of premises and equipment	(1,802)	(870)	(1,465)
Proceeds from sales of other assets	24		760
Net (increase) decrease in interest-bearing deposits in other banks	4,342	(4,470)	15,130
Proceeds from sales of other real estate owned	500	1,436	1,324
Net cash paid for assets acquired and liabilities assumed related to the Olde Port Bank branch acquisition	(3,332)	(6,581)	
Other			254
Net cash provided by (used in) investing activities	(57,584)	(31,978)	1,045
Cash flows from financing activities			
Net increase (decrease) in demand, NOW, money market deposit and savings accounts	36,366	14,073	(11,671)
Net increase (decrease) in time certificates	(5,557)	1,875	(10,798)
Net increase (decrease) in securities sold under agreements to repurchase	(5,798)	14,606	4,137
Increase in other borrowings	34,949	9,952	9,955
Repayment on liability relating to ESOP		(36)	(35)
Dividends paid on common stock	(3,573)	(3,463)	(3,185)
Proceeds from exercise of stock options	43	32	275
Purchase of common stock for treasury	(3,680)	(7,071)	(4,052)
Net cash provided by (used in) financing activities	52,750	29,968	(15,374)
Net increase (decrease) in cash and due from banks	(5,292)	7,859	(4,931)
Cash and due from banks at beginning of year	26,434	18,575	23,506
Cash and due from banks at end of year	$ 21,142	$ 26,434	$ 18,575

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

Note 1—Summary of Significant Accounting Policies

The accounting and reporting policies of Granite State Bankshares, Inc. (the "Company") and its wholly-owned subsidiary, Granite Bank (the "subsidiary bank") conform to generally accepted accounting principles and to general practices within the banking industry.

The subsidiary bank is a community oriented commercial bank offering a variety of financial services. The principal business of the subsidiary bank consists of attracting deposits from the general public and originating loans secured by residential and commercial real estate and other loans. The subsidiary bank has a diversified lending operation that services Cheshire, Hillsborough, Merrimack, Strafford and Rockingham counties, New Hampshire. The subsidiary bank also originates residential real estate loans for sale in the secondary mortgage market. The subsidiary bank has nineteen full service offices and an additional twenty-four remote automatic teller locations. The subsidiary bank offers its products and services online through its internet banking branch, GRANITe–bank.

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the balance sheets, and revenues and expenses for the periods. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to change in the near-term relate to the determination of the allowance for possible loan losses. In connection with the determination of the allowance for possible loan losses, management obtains independent appraisals for significant properties which collateralize loans.

A substantial portion of the Company's loans are secured by real estate in New Hampshire. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changing conditions in New Hampshire.

The following is a description of the significant accounting policies.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and the subsidiary bank. All significant intercompany transactions and balances have been eliminated in consolidation.

RECLASSIFICATIONS

Certain amounts in the 2000 and 1999 consolidated financial statements have been reclassified to conform to the 2001 presentation.

SECURITIES

Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost; debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as trading and reported at fair value, with unrealized gains and losses included in earnings; and debt and equity securities not classified as either held to maturity or trading are classified as available for sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income (loss) as a separate component of stockholders' equity, net of estimated income taxes. During 2001, 2000 and 1999, the Company had no securities classified as trading securities.

Premiums and discounts on securities are amortized or accreted into earnings on the straight-line method over the life of the investments. Income recognized by use of this method does not differ materially from that which would be recognized by use of the level-yield method. If a decline in fair value below the amortized cost basis of a security is judged to be other than temporary, the cost basis of the security is written down to fair value as a new cost basis and the amount of the write-down is included as a charge against net gains or losses on securities. Gains and losses on the sale of securities available for sale are recognized at the time of sale on a specific identification basis.

LOANS

Real estate mortgage loans and other loans are stated at the amount of unpaid principal, less unearned income and the allowance for possible loan losses.

Interest on loans is included in income as earned based on rates applied to principal amounts outstanding. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal, or when a loan becomes contractually past due by ninety days, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, all interest previously accrued is reversed against current period interest income. Interest subsequently received on nonaccrual loans is either applied against principal or recorded as income according to management's judgment as to the collectibility of principal.

The Company measures loan impairment on commercial, financial and agricultural loans, commercial and multifamily real estate loans and construction and land development real estate loans in excess of $100,000 based on the present value of expected future cash flows discounted at the loan's effective interest rate, or on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. When the Company determines that foreclosure is probable, it measures impairment based on the fair value of the collateral. Loans that experience insignificant payment delays and insignificant shortfalls in payment amounts generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Commercial, financial and agricultural loans, commercial and multifamily real estate loans and construction and land development real estate loans of $100,000 or less are collectively evaluated for impairment. Additionally, large groups of smaller balance homogeneous loans, such as residential real estate and consumer loans are collectively evaluated for impairment.

Loan origination and commitment fees, certain direct loan origination costs and discounts on acquired loans are being deferred and amortized as an adjustment of the related loan yield over the contractual life of the loans.

Allowance for Possible Loan Losses

The adequacy of the allowance for possible loan losses is evaluated on a regular basis by management. The methodology for determining the amount of the allowance for possible loan losses consists of several elements. Nonperforming, impaired and delinquent loans are reviewed individually and the value of any underlying collateral is considered in determining estimates of possible losses associated with those loans. Another element involves estimating losses inherent in categories of loans, based primarily on historical experience, industry trends and trends in the real estate market and the current economic environment in the Company's primary market areas. The last element is based on management's evaluation of various conditions, and involves a higher degree of uncertainty because they are not identified with specific problem credits or portfolio segments. The conditions evaluated in connection with this element include the following: industry and regional conditions and/or concentrations; seasoning of the loan portfolio and changes in the composition of and growth in the loan portfolio; the strength and duration of the current business cycle; existing general economic and business conditions in the lending areas; credit quality trends, including trends in nonperforming loans expected to result from existing conditions; and historical loan charge-off experience.

The provision for possible loan losses charged to operations is based upon management's judgment of the amount necessary to maintain the allowance at a level adequate to absorb possible losses. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely, and recoveries are credited to the allowance when received.

Management believes that the allowance for possible loan losses is adequate. While management evaluates the allowance for possible loan losses based upon available information, future additions to the allowance may be necessary. Additionally, regulatory agencies review the Company's allowance for possible loan losses as part of their examination process. Such agencies may require the Company to recognize additions to the allowance based on judgments which may be different from those of management.

Loans Held For Sale

Mortgage loans held for sale into the secondary market and commitments to fund such loans are carried at the lower of cost or estimated market value as determined by outstanding investor and origination commitments or, in the absence of such commitments, current investor yield requirements. Valuation adjustments are charged against gain/loss on sales of mortgage loans. Gains or losses on sales of mortgage loans are recognized at the time of the sale.

The Company recognizes as separate assets rights to service mortgage loans for others, however those servicing rights are acquired. When the Company acquires mortgage servicing rights either through the purchase or origination of mortgage loans and sells those loans with servicing rights retained, it allocates the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values.

Mortgage servicing rights are amortized on a basis which results in approximately level rates of return in proportion to, and over the period of, estimated net servicing income.

On a quarterly basis, the Company assesses the carrying values of mortgage servicing rights for impairment based on the fair value of such rights. A valuation model that calculates the present value of future cash flows is used to estimate such fair value. This valuation model incorporates assumptions that market participants would use in estimating future net servicing income including estimates of the cost of servicing loans, discount rate, float value, ancillary income, prepayment speeds and default rates. Any impairment is recognized as a charge to earnings through a valuation allowance.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets or the remaining lease terms, if shorter. Useful lives are 15—50 years for bank buildings, 10—20 years for leasehold improvements and 2—10 years for furniture and equipment.

The Company reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Gains or losses on routine dispositions are credited or charged to earnings. Maintenance and repairs are charged to expense as incurred, and improvements are capitalized.

Other Real Estate Owned

Other real estate owned is comprised of properties acquired through foreclosure proceedings or acceptance of a deed in lieu of foreclosure. Other real estate owned is recorded at the lower of the carrying value of the loan or the fair value of the property received less a valuation allowance for estimated costs to sell. Loan losses arising from the acquisition of such properties are charged against the allowance for possible loan losses. Provisions to reduce the carrying value to net realizable value are charged to current period earnings as realized and are reflected as an additional valuation allowance. Operating expenses and gains and losses upon disposition are reflected in earnings as realized.

OTHER ASSETS

The Company has investments in two tax advantaged limited partnerships. These investments are included in other assets and amortized over the same period the tax benefits are expected to be received.

The core deposit intangible arising from the year end 2000 branch acquisition is included in other assets, net of accumulated amortization, and is being amortized on a declining balance method over 10 years.

Goodwill arising from acquisitions is included in other assets, net of accumulated amortization. Through December 31, 2001, goodwill has been amortized on the straight line basis over 15 years. Beginning January 1, 2002, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, goodwill will no longer be amortized, but will be tested for impairment annually or whenever there is an impairment indicator.

Mortgage servicing rights are included in other assets, net of accumulated amortization, and are amortized on a basis which results in approximately level rates of return in proportion to, and over the period of, estimated net servicing income.

FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with SFAS No. 107, Disclosures about Fair Value of Financial Instruments, the Company is required to disclose estimated fair values of financial instruments. Fair value estimates, methods, and assumptions are set forth below in note 22 of Notes to Consolidated Financial Statements.

INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

RETIREMENT AND BENEFIT PLANS

The Company and its subsidiary bank have a non-contributory defined benefit Pension Plan covering substantially all of the Company's employees. Contributions are intended to provide for benefits attributed to services rendered to date and for those expected to be earned in the future.

The Company sponsors a Supplemental Executive Retirement Plan ("SERP"). The SERP is a nonqualified plan designed to provide supplemental retirement benefits to certain key employees, whose benefits under the Company's other retirement plans are limited by Federal tax laws.

The Company has an Employee Stock Ownership Plan ("ESOP"), covering eligible employees with one year of service as defined by the ESOP. The Company records compensation expense in an amount equal to the fair value of shares committed to be released from the ESOP to employees, plus discretionary contributions.

STOCK-BASED COMPENSATION

SFAS No. 123, "Accounting for Stock-Based Compensation", establishes a fair value based method of accounting for stock-based compensation arrangements with employees, rather than the intrinsic value based method that is contained in Accounting Principles Board Opinion No. 25 ("Opinion 25"). However, SFAS No. 123 did not require an entity to adopt the new fair value based method for purposes of preparing its basic financial statements. Entities are allowed (1) to continue to use the intrinsic value based method under Opinion 25 or (2) to adopt the SFAS No. 123 fair value based method. SFAS No. 123 applies to all transactions in which an entity acquires goods or services by issuing equity instruments or by incurring liabilities where the payment amounts are based on the entity's common stock price, except for employee stock ownership plans. For entities not adopting the SFAS No. 123 fair value based method, SFAS No. 123 requires the entity to display in the footnotes to the financial statements pro forma net earnings and earnings per share information as if the fair value based method had been adopted. The Company continues to account for stock-based compensation under the intrinsic value based method under Opinion 25, as allowed by SFAS No. 123, and includes presentation of the required pro forma disclosures in the notes to the consolidated financial statements.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes interest rate cap agreements to manage a portion of its exposure to interest rate risk. The Company does not purchase derivative financial instruments for trading purposes. Under these agreements, the Company receives an interest payment if the three-month London Interbank Offered Rate ("LIBOR") increases above a predetermined rate. This payment would be based upon the rate difference between current LIBOR and the predetermined rate accrued on the notional value of the instrument. The amounts received on the interest rate cap agreements are accounted for as an adjustment to the yield or cost of the related financial instruments.

COMPREHENSIVE INCOME

SFAS No. 130, "Reporting Comprehensive Income", establishes standards for reporting comprehensive income and its components (revenues, expenses, gains and losses). Components of comprehensive income are net earnings and all other non-owner changes in equity. SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income (loss) separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Company's accumulated other comprehensive income (loss) included in stockholders' equity is comprised exclusively of net unrealized gains (losses) on securities available for sale, net of related tax effects.

DISCLOSURE ABOUT SEGMENTS

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", establishes standards for reporting information about segments in annual and interim financial statements. SFAS No. 131 introduces a new model for segment reporting called the "management approach". The management approach is based on the way the chief operating decision-makers organize segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure and any other manner in which management disaggregates a company. Based on the "management approach" model, the Company has determined that its business is comprised of a single operating segment.

RECENT ACCOUNTING DEVELOPMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which after amendment, was effective for fiscal years beginning after June 15, 2000. SFAS No. 133 must be adopted prospectively and retroactive application is not permitted. SFAS No. 133 requires the Company to record all derivatives on the balance sheet at fair value. Changes in derivative fair values will either be recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments or for forecasted transactions, deferred and recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings. The Company adopted SFAS No. 133, as amended, on January 1, 2001. The cumulative effect on prior years of adopting SFAS No. 133 on January 1, 2001, was not significant and therefore has not been separately disclosed. The impact of accounting for derivative instruments under SFAS No. 133 during the year ended December 31, 2001 decreased net interest and dividend income by $147,000 and net earnings by $88,000, or $.02 per basic and diluted share.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement revises the standards for accounting for the securitizations and other transfers of financial assets and collateral. It also requires certain disclosures, but carries over most of the provisions of SFAS No. 125. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and must be adopted prospectively. For recognition and reclassification of collateral and for certain disclosures, this statement was effective for fiscal years ending after December 15, 2000. The adoption of this statement had no impact on the Company's consolidated financial statements.

On July 20, 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Intangible Assets". SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this Statement apply to goodwill and other intangible assets acquired between July 1, 2001 and the effective date of SFAS No. 142. Major provisions of these Statements and their effective dates for the Company are as follows:

- All business combinations initiated after June 30, 2001 must use the purchase method of accounting. The pooling of interests method of accounting is prohibited except for transactions initiated before July 1, 2001.
- Intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability.
- Goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be

amortized. Effective January 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.

- Effective January 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator.
- All acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

Effective January 1, 2002, annual goodwill amortization of approximately $500,000 will no longer be recognized. The Company has completed a transitional fair value based impairment test of goodwill as of January 1, 2002. No impairment of goodwill was evident as a result of the impairment testing performed.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of" and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. SFAS No. 144 establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with earlier application encouraged and its provisions are to be applied prospectively. The adoption of this statement is not expected to have a material impact on the Company's consolidated financial statements.

Note 2—Acquisition of Branches

Effective at year end 2000, the Company completed its acquisition of two branch offices of Olde Port Bank, a division of Webster Bank. Webster Bank is the subsidiary of Webster Financial Corporation. The acquired branches are located in the city of Portsmouth and the town of Hampton, both in Rockingham County, New Hampshire. The acquisition has been accounted for using the purchase method of accounting. Since the acquisition was effective at year end 2000, results of operations relating to the acquired branches are reflected in earnings commencing January 1, 2001.

The acquisition was allocated as follows:

Description	Amount (In Thousands)
Loans, net of allowance for possible loan losses of $606,000	$ 42,514
Bank premises and equipment	1,952
Core deposit intangible	882
Goodwill	5,146
Other assets	256
Assets acquired	50,750
Deposits	39,368
Securities sold under agreements to repurchase	1,163
Other liabilities	306
Liabilities assumed	40,837
Total consideration for acquisition, net of cash acquired of $2,214,000	$ 9,913

Of the consideration of $9,913,000, net of cash acquired, $6,581,000 was paid in December of 2000 and $3,332,000 was paid in February 2001. At December 31, 2000, the $3,332,000 due to Webster Bank is included in other liabilities in the Consolidated Statements of Financial Condition.

Note 3—Earnings Per Share

Information regarding the computations of earnings per share is as follows:

	Year Ended December 31,		
	2001	2000	1999
	($ in Thousands, except per share data)		
Net earnings	$11,389	$10,078	$10,125
Weighted average common shares outstanding—basic	5,264,873	5,494,982	5,778,272
Dilutive effect of stock options and restricted stock awards computed using the treasury stock method	124,873	42,753	149,396
Weighted average common shares outstanding—diluted	5,389,746	5,537,735	5,927,668
Net earnings per share—basic	$2.16	$1.83	$1.75
Net earnings per share—diluted	$2.11	$1.82	$1.71

Weighted average options to purchase 7,985 shares, 225,517 shares and 75,000 shares of common stock were outstanding during 2001, 2000 and 1999, respectively, but were not included in the computation of weighted average common shares outstanding for purposes of computing diluted earnings per share, because the effect would have been antidilutive.

Note 4—Supplemental Cash Flow Disclosures

Supplemental Disclosures of Cash Flow Information

	Year Ended December 31,		
	2001	2000	1999
	(In Thousands)		
Cash paid for			
Interest	$32,054	$31,010	$27,837
Income taxes	6,810	5,925	3,725

Supplemental Schedule of Noncash Investing and Financing Activities

Effective at year end 2000, the Company acquired certain assets and assumed certain liabilities in connection with the acquisition of two branch offices of Olde Port Bank, a division of Webster Bank. For a description of assets acquired and liabilities assumed, see note 2 of Notes to Consolidated Financial Statements.

The subsidiary bank acquired other real estate owned through foreclosure in settlement of loans or accepted deeds in lieu of foreclosures on real estate loans in the amount of $160,000, $543,000 and $1,111,000 during the years ended December 31, 2001, 2000 and 1999, respectively. Loans granted in settlement of asset sales were $925,000, $0 and $0 during the years ended December 31, 2001, 2000 and 1999, respectively.

Dividends declared and unpaid on common stock at December 31, 2001, 2000 and 1999 were $890,000, $854,000 and $806,000, respectively.

Note 5—Cash and Due From Banks

The Federal Reserve Bank requires the subsidiary bank to maintain average reserve balances. Reserves (in the form of deposits with the Federal Reserve Bank) of $1,000,000 were maintained to satisfy Federal regulatory requirements at December 31, 2001 and 2000. These reserves are included in cash and due from banks in the Consolidated Statements of Financial Condition.

Note 6—Securities

The amortized cost and estimated market values of securities at December 31, were as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Market Value
		(In Thousands)		
Securities held to maturity				
At December 31, 2001				
Other corporate obligations	$ 5,006	$ 220		$ 5,226
Total securities held to maturity	$ 5,006	$ 220	$ 0	$ 5,226
Securities available for sale				
At December 31, 2001				
US Government agency obligations	$144,812	$ 1,968	$ 391	$146,389
Other corporate obligations	105,021	2,407	1,715	105,713
Mortgage-backed securities:				
FNMA	1,548	40		1,588
FHLMC	15,415	19	145	15,289
GNMA	687	47		734
SBA	198	11		209
Total mortgage-backed securities	17,848	117	145	17,820
Mutual Funds	900	164	17	1,047
Marketable equity securities	3,019	309	96	3,232
Total securities available for sale	$271,600	$ 4,965	$ 2,364	$274,201
Securities held to maturity				
At December 31, 2000				
US Government agency obligations	$ 13,003	$ 3	$ 36	$ 12,970
Other corporate obligations	5,008		56	4,952
Total securities held to maturity	$ 18,011	$ 3	$ 92	$ 17,922
Securities available for sale				
At December 31, 2000				
US Government agency obligations	$100,504	$ 5	$ 459	$100,050
Other corporate obligations	84,245	265	1,368	83,142
Mortgage-backed securities:				
FNMA	3,904	44	7	3,941
FHLMC	1,161	12		1,173
GNMA	767	73		840
SBA	310	5		315
Total mortgage-backed securities	6,142	134	7	6,269
Mutual Funds	900	98	21	977
Marketable equity securities	6,525	318	759	6,084
Total securities available for sale	$198,316	$ 820	$ 2,614	$196,522

As a member of the Federal Home Loan Bank of Boston ("FHLBB"), the subsidiary bank is required to invest in $100 par value stock of the FHLBB in the amount of 1% of its outstanding loans secured by residential housing or 5% of its outstanding advances from the FHLBB, whichever is higher. When such stock is redeemed, the subsidiary bank would receive from the FHLBB an amount equal to the par value of the stock. As of December 31, 2001 and 2000, the subsidiary bank had investments in FHLBB stock of $7,201,000. Such investments are reflected separately in the Consolidated Statements of Financial Condition.

Gross realized gains and gross realized losses on sales of securities available for sale for the years ended December 31 were as follows:

	2001		2000		1999	
	Realized Gain	Realized Loss	Realized Gain	Realized Loss	Realized Gain	Realized Loss
	(In Thousands)					
Securities						
Debt securities	$ 680	$ 837	$ 6	$ 1	$ 317	$ 39
Marketable equity securities	832	272	1,096	779	1,157	727
	$1,512	$1,109	$1,102	$ 780	$1,474	$ 766

At December 31, 2001, U. S. Government Agency Obligations and mortgage-backed securities with carrying values of $148,602,000 were pledged as collateral for securities sold under agreements to repurchase and for government deposit accounts.

The following table sets forth the maturity distribution of debt securities held to maturity and available for sale at amortized cost and estimated market value at December 31, 2001. Actual maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations without penalties.

	Within 1 Year	Over 1 Year Through 5 Years	Over 5 Years Through 10 Years	Over 10 Years	Totals
			(In Thousands)		
Amortized Cost					
At December 31, 2001					
Securities held to maturity					
Other corporate obligations		$ 5,006			$ 5,006
Total debt securities held to maturity	$ 0	$ 5,006	$ 0	$ 0	$ 5,006
Securities available for sale					
US Government agency obligations		$ 83,373	$ 61,439		$ 144,812
Other corporate obligations		74,432	5,137	$ 25,452	105,021
Mortgage-backed securities	$ 5		4,948	12,895	17,848
Total debt securities available for sale	$ 5	$157,805	$ 71,524	$ 38,347	$ 267,681
Estimated Market Value					
At December 31, 2001					
Securities held to maturity					
Other corporate obligations		$ 5,226			$ 5,226
Total debt securities held to maturity	$ 0	$ 5,226	$ 0	$ 0	$ 5,226
Securities available for sale					
US Government agency obligations		$ 83,738	$ 62,651		$ 146,389
Other corporate obligations		76,316	5,125	$ 24,272	105,713
Mortgage-backed securities	$ 5		4,896	12,919	17,820
Total debt securities available for sale	$ 5	$160,054	$ 72,672	$ 37,191	$ 269,922

At December 31, 2001, all of the U.S. Government Agency Obligations with carrying values of $146,389,000 were callable at the discretion of the issuer without penalty, of which $89,139,000 were callable during 2002 at a weighted average yield of 5.37%, $49,030,000 were callable during 2003 at a weighted average yield of 5.56% and $8,220,000 were callable during 2004 at a weighted average yield of 5.89%.

Note 7—Loans

Loans consist of the following at:

	December 31, 2001	December 31, 2000
	(In Thousands)	
Commercial, financial and agricultural	$ 43,823	$ 50,750
Real estate—residential	335,632	351,146
Real estate—multifamily	49,579	43,140
Real estate—commercial	184,502	177,453
Real estate—construction and land development	9,060	5,385
Installment	5,932	6,547
Other	26,472	22,964
Total loans	655,000	657,385
Less:		
Unearned income	(1,075)	(1,177)
Allowance for possible loan losses	(8,085)	(7,854)
Net loans	$ 645,840	$ 648,354

At December 31, 2001 and 2000, loans which were on nonaccrual status were $3,015,000 and $3,201,000, respectively. Interest income which would have been accrued on nonaccrual loans, had they performed in accordance with the terms of their contracts, for the years ended December 31, 2001, 2000 and 1999, was $263,000, $239,000 and $157,000, respectively. Interest income recognized on nonaccrual loans in 2001, 2000 and 1999 amounted to $28,000, $110,000 and $49,000, respectively.

The Company has identified loans as impaired in accordance with SFAS No. 114, when it is probable that interest and principal will not be collected according to the terms of the loan agreements. The balance of impaired loans was $2,543,000 and $1,997,000, respectively, at December 31, 2001 and 2000. The average recorded investment in impaired loans was $2,344,000, $880,000 and $1,052,000, respectively, in 2001, 2000 and 1999. No income was recognized on impaired loans during 2001, 2000 and 1999. Total cash collected on impaired loans during 2001, 2000 and 1999 was $380,000, $22,000 and $779,000, respectively, all of which was credited to the principal balance outstanding on such loans.

The allowance for possible loan losses associated with impaired loans was $750,000, $439,000 and $252,000 at December 31, 2001, 2000 and 1999, respectively. During 2001, 2000 and 1999, provisions for possible loan losses applicable to impaired loans were $611,000, $187,000 and $30,000, respectively. Impaired loans charged off during 2001, 2000 and 1999 were $300,000, $0 and $11,000, respectively. At December 31, 2001 and 2000, there were no impaired loans which did not have an allowance for possible loan losses determined in accordance with SFAS No. 114.

The Company's policy for interest income recognition on impaired loans is to recognize income on nonaccrual loans under the cash basis when the loans are both current and the collateral on the loan is sufficient to cover the outstanding obligation to the Company; if these factors do not exist, the Company does not recognize income.

The Company's lending activities are conducted principally in New Hampshire and to a lesser extent in selected areas in other New England states. The Company grants single family and multi-family residential real estate loans, commercial real estate loans, commercial, financial and agricultural loans and a variety of consumer loans. In addition, the Company grants loans for the construction of residential homes, multi-family properties and commercial real estate properties. Most loans granted by the Company are collateralized by real estate. The ability and willingness of the single family residential and consumer borrowers to honor their repayment commitments is generally dependent on the level of overall economic activity within the borrowers' geographic areas, and real estate values. The ability and willingness of commercial real estate, commercial, financial and agricultural and construction loan borrowers to honor their repayment commitments is generally dependent on the health of the real estate economic sector in the borrowers' geographic areas, and the general economy.

At December 31, 2001 and 2000, the subsidiary bank serviced real estate loans sold to others in the amounts of $190,386,000 and $130,172,000, respectively.

Note 8—Allowance for Possible Loan Losses

Changes in the allowance for possible loan losses are as follows:

	Year Ended December 31, 2001	2000	1999
	(In Thousands)		
Balance at beginning of year	$ 7,854	$ 7,032	$ 7,122
Allowance of loan portfolio related to branch acquisition		606	
Provision for possible loan losses	660	330	50
Loans charged off	(550)	(324)	(559)
Recoveries of loans previously charged off	121	210	419
Balance at end of year	$ 8,085	$ 7,854	$ 7,032

Note 9—Loans to Related Parties

The Company's banking subsidiary has granted loans to its officers and directors, and those of the Company and to their associates. The aggregate amount of these loans was $7,816,000 and $9,488,000 at December 31, 2001 and 2000, respectively. During 2001, $2,510,000 of new loans were made and repayments totaled $3,734,000. Approximately $448,000 of related party loans at December 31, 2000 were loans to officers and directors who were no longer associated with the Company in those capacities at December 31, 2001.

Note 10—Premises and Equipment

The following is a summary of premises and equipment:

	December 31, 2001	December 31, 2000
	(In Thousands)	
Bank buildings	$ 16,420	$ 17,418
Leasehold improvements	1,689	1,689
Furniture and equipment	14,389	12,718
	32,498	31,825
Less: Accumulated depreciation and amortization	18,395	17,170
	14,103	14,655
Land	2,738	3,101
	$ 16,841	$ 17,756

Depreciation and amortization expense on premises and equipment for the years ended December 31, 2001, 2000 and 1999 was $1,748,000, $1,940,000 and $1,959,000, respectively.

Note 11—Other Assets

A summary of other assets follows:

	December 31, 2001	December 31, 2000
	(In Thousands)	
Cash surrender value of life insurance	$ 11,385	$ 10,780
Accrued interest receivable	7,099	6,854
Net deferred tax assets	1,687	3,210
Goodwill, net of accumulated amortization of $3,124,000 in 2001 and $2,536,000 in 2000	5,705	6,293
Core deposit intangibles, net of accumulated amortization of $132,000 in 2001 and $0 in 2000	750	882
Mortgage servicing rights, net of accumulated amortization of $1,565,000 in 2001 and $1,298,000 in 2000	995	344
Prepaid expenses	719	1,108
Other	1,020	1,731
	$ 29,360	$ 31,202

Mortgage servicing rights of $918,000, $96,000 and $169,000, were capitalized during 2001, 2000 and 1999. Amortization expense on mortgage servicing rights was $267,000, $153,000 and $158,000 in 2001, 2000 and 1999, respectively.

Amortization expense on core deposit intangibles was $132,000 during 2001 and $0 during each of the years 2000 and 1999.

Amortization expense on goodwill was $588,000 during 2001 and $246,000 during each of the years 2000 and 1999.

At December 31, 2001 and 2000, other real estate owned included in other assets was $0 and $416,000, respectively.

Note 12—Interest Bearing Deposits

Interest bearing deposits consisted of the following:

	December 31, 2001	December 31, 2000
	(In Thousands)	
NOW accounts	$ 254,474	$ 217,774
Savings accounts	83,746	86,798
Money market deposit accounts	16,978	16,380
Time certificates	266,019	271,576
	$ 621,217	$ 592,528

Maturities of time certificates after December 31, 2001 are $207,622,000 in 2002, $33,678,000 in 2003, $11,960,000 in 2004, $3,473,000 in 2005, $9,057,000 in 2006 and $229,000 in years thereafter.

Time certificates with balances of $100,000 or more at December 31, 2001 and 2000 totaled $46,812,000 and $41,149,000, respectively.

Note 13—Borrowings

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Short-term borrowings in the form of securities sold under agreements to repurchase at December 31, 2001 and 2000, totaled $85,013,000 and $90,811,000, respectively. Such borrowings were collateralized at December 31, 2001 by the Company's U.S. Government agency securities with a carrying value of $146,389,000 (see note 6 of Notes to Consolidated Financial Statements). The collateral is maintained under the control of the Company in a separate custodial account at the FHLBB. The weighted average interest rate on these borrowings was 1.94% and 5.43%, respectively, at December 31, 2001 and 2000.

The maximum amount of securities sold under agreements to repurchase at any month end during 2001, 2000 and 1999, were $96,820,000, $90,811,000 and $75,042,000, respectively. The average amount of securities sold under agreements to repurchase in 2001, 2000 and 1999 were $88,431,000, $77,723,000 and $65,078,000, respectively. The average cost of securities sold under agreements to repurchase was 3.50%, 5.55% and 4.08% during 2001, 2000 and 1999, respectively.

OTHER BORROWINGS

The Company's subsidiary bank maintains a line of credit with the FHLBB to meet short or long-term financing needs that may arise. Short and long-term borrowings from the FHLBB are primarily secured by a blanket lien on qualifying unencumbered residential real estate loans and the guaranteed portion of government and small business association loans. The Company's subsidiary bank is able to commingle, encumber or dispose of any collateral held subject to its ability to maintain specific "qualifying" collateral levels in excess of collateral maintenance requirements and meet minimum capital ratios, both of which were met as of December 31, 2001 and 2000.

Based upon "qualifying" collateral held, the Company's subsidiary bank had a total borrowing capacity with the FHLBB as of December 31, 2001 of approximately $254,894,000, of which approximately $119,430,000 was still available.

Other borrowings, all of which were with the FHLBB, consisted of the following:

	December 31, 2001	
	Amount (In Thousands)	Range of Rates (%)
Due within one year	$ 54	5.00-6.17
Due from one to three years	30,120	5.00-6.17
Due over three years	105,290	3.99-6.17
	$ 135,464	

	December 31, 2000	
	Amount (In Thousands)	Range of Rates (%)
Due within one year	$ 51	5.00—6.17
Due from one to three years	30,112	5.00—6.17
Due over three years	70,352	4.49—6.17
	$ 100,515	

Principal payments due on other borrowings after December 31, 2001 are $54,000 in 2002, $30,058,000 in 2003, $62,000 in 2004, $60,000 in 2005, $4,000 in 2006 and $105,226,000 in years thereafter. The FHLBB has the right to call and require the repayment of $70,000,000 of borrowings during 2002, $20,000,000 of which is at an interest rate of 4.49% maturing in 2008; $10,000,000 of which is at an interest rate of 5.58% maturing in 2009; $30,000,000 of which is at a weighted average interest rate of 5.60% maturing in 2010 and $10,000,000 of which is at an interest rate of 3.99% maturing in 2011. Additionally, the FHLBB has the right to call and require the repayment of $10,000,000 of borrowings during 2003, which is at a weighted average interest rate of 4.53% maturing in 2011 and $15,000,000 of borrowings during 2004, which is at a weighted average interest rate of 4.64% maturing in 2011.

Note 14—Commitments and Contingencies

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans and standby letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amount of these instruments reflects the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments, standby letters of credit and recourse arrangements is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Financial instruments with off-balance sheet credit risk at December 31, 2001 and 2000 were as follows:

	Contract or Notional Amount	
	2001	2000
	(In Thousands)	
Financial instruments whose contract amounts represent credit risk		
Commitments to originate loans	$16,065	$ 8,732
Unused lines and standby letters of credit	48,925	52,653
Unadvanced portions of construction loans	3,869	2,498

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based upon management's credit evaluation of the borrower.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses interest rate cap agreements in managing a portion of the interest rate risk included in the consolidated statement of financial condition.

With respect to interest rate caps, the Company is not exposed to loss beyond its initial cash outlay to enter into the agreements. The Company entered into these agreements with AAA-rated counterparties.

Interest rate cap agreements provide for the receipt of interest to the extent that the three-month LIBOR is greater than the strike rate. No interest was received under these agreements during 2001, 2000 and 1999.

At December 31, 2001 and 2000 the Company had the following interest rate cap agreements in effect:

Notional Amount (In Thousands)	Strike Rate	Maturity Date
$ 5,000	7.50%	2/7/04
5,000	7.8125%	6/4/04
10,000	7.875%	11/15/04

INVESTMENT IN LIMITED PARTNERSHIPS

At December 31, 2001, the subsidiary bank was committed to invest an additional $629,000 in two real estate development limited partnerships related to low income housing. The investments will be $187,000 in 2002, $177,000 in 2003, $166,000 in 2004 and $99,000 in 2005. At December 31, 2001 and 2000, the Company had $409,000 and $377,000, respectively, invested in such partnerships, which are included in other assets in the Consolidated Statements of Financial Condition.

LEASE COMMITMENTS

As of December 31, 2001, the Company was obligated under noncancelable operating leases for premises. Minimum future rentals under leases are as follows:

	Amount (In Thousands)
Year Ending December 31,	
2002	$ 411
2003	394
2004	385
2005	341
2006	250
Thereafter	436
	$2,217

Rent expense amounted to $526,000, $558,000 and $537,000, for the years ended December 31, 2001, 2000 and 1999, respectively.

EMPLOYMENT AND SPECIAL TERMINATION AGREEMENTS

The subsidiary bank and the Company have entered into an employment agreement with a senior officer, which provides for a specified minimum annual compensation, certain lump sum severance payments following a "change in control" as defined in the agreement and for the reimbursement by the Company for any excise taxes relating to a change in control. However, such employment may be terminated for cause without incurring any continuing obligations. The Company has also entered into Special Termination Agreements with four other senior officers which generally provide for certain lump sum severance payments following a "change in control" as defined in the agreements.

LEGAL PROCEEDINGS

The Company is a defendant in ordinary and routine pending legal actions incident to its business, none of which is believed by management to be material to the financial condition of the Company.

Note 15—Income Taxes

The Company and its subsidiary file a consolidated Federal income tax return on the accrual basis for taxable years ending December 31.

Income tax expense (benefit) reflected in the Consolidated Statements of Earnings for years ended December 31, are as follows:

	2001	2000	1999
	(In Thousands)		
Federal:			
Current	$5,588	$4,677	$4,010
Deferred	(152)	(158)	405
State:			
Current	1,412	1,202	856
Deferred	(75)	(62)	7
	$6,773	$5,659	$5,278

The above amounts include a tax provision on securities transactions of $162,000, $126,000 and $278,000, in 2001, 2000 and 1999, respectively.

The income tax benefit related to the exercise of nonstatutory stock options reduces taxes currently payable and is credited to additional paid-in capital. Such amounts were $0 in 2001, $34,000 in 2000 and $153,000 in 1999.

The difference between the total expected income tax expense computed by applying the Federal income tax rate to earnings before income tax expense and the reported income tax expense for years ended December 31, is as follows:

	2001	2000	1999
	(In Thousands)		
Computed "expected" Federal income tax expense at statutory rate	$6,175	$5,351	$5,237
Increase (decrease) resulting from:			
State income tax, net of Federal tax benefit	882	752	570
Low income/rehabilitation tax credits	(187)	(187)	(320)
Other	(97)	(257)	(209)
	$6,773	$5,659	$5,278

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2001	December 31, 2000
	(In Thousands)	
Deferred tax assets:		
Allowance for possible loan losses	$2,880	$2,454
Other real estate owned	68	61
Federal net operating loss carryforwards	172	299
Accrued interest	118	91
Core deposit intangibles	62	56
Deferred compensation	37	47
Marketable equity securities		14
Restricted stock awards	165	137
Low income-housing partnerships	97	86
Unrealized loss on securities available for sale		705
Premises and equipment	246	118
Other	39	44
Total deferred tax assets	3,884	4,112
Deferred tax liabilities:		
Unearned income	664	674
Deferred loan fees	86	107
Mortgage servicing rights	402	121
Unrealized gains on securities available for sale	1,045	
Total deferred tax liabilities	2,197	902
Net deferred tax asset	$1,687	$3,210

At December 31, 2001 and 2000, net deferred tax assets includes $1,045,000 in deferred tax liabilities and $705,000 in deferred tax assets, respectively, which are attributable to the tax effects of net unrealized gains in 2001 and net unrealized losses in 2000 on securities available for sale. Pursuant to SFAS No. 115 and SFAS No. 109, the corresponding charge or credit has been made directly to stockholders' equity.

As of December 31, 2001 the Company has net operating loss carryforwards available for tax purposes of approximately $429,000, which expire at various dates from the year 2006 through 2010. The subsequent realization of net operating loss carryforwards is subject to limitation as defined in Internal Revenue Code Section 382 due to changes in ownership relating to acquisitions. Approximately $426,000 of these net operating loss carryforwards are available for use by the Company in 2002.

Deferred tax assets at December 31, 2001 and 2000 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred tax assets will be realized.

Note 16—Pension Plans

DEFINED BENEFIT PENSION PLAN

The following table sets forth the funded status of the Company's defined benefit pension plan as of September 30, 2001 and 2000 (the most recent actuarial valuations):

	2001	2000
	(In Thousands)	
Actuarial present value of benefit obligations:		
Accumulated benefit obligation	$3,570	$2,897
Projected benefit obligation, beginning of period	$3,926	$3,350
Service costs—benefits earned during the period	321	306
Interest cost on projected benefit obligation	307	273
Actuarial (gain) loss recognized during the period	184	94
Annuity payments made during the period	(83)	(80)
Settlements occurring during the period	(92)	(17)
Projected benefit obligation, end of period	4,563	3,926
Plan assets at fair value, beginning of period, primarily fixed income and equity securities	4,514	3,682
Return on plan assets during the period	(405)	509
Employer contributions during the period	394	420
Annuity payments made during the period	(83)	(80)
Settlements occurring during the period	(92)	(17)
Plan assets at fair value, end of period, primarily fixed income and equity securities	4,328	4,514
Plan assets in excess of (less than) projected benefit obligation	(235)	588
Unrecognized net (gain) loss from past experience different from that assumed and effects of changes in assumptions	201	(814)
Unrecognized net liability being recognized over approximately 12 years		23
Accrued pension cost	$ (34)	$ (203)

Net periodic pension expense included the following components:

	Year Ended December 31,		
	2001	2000	1999
	(In Thousands)		
Service cost—benefits earned during the period	$ 321	$ 306	$ 202
Interest cost on projected benefit obligation	307	273	222
Expected return on plan assets	(388)	(304)	(259)
Net amortization and deferral	(15)	31	53
Net periodic pension expense	$ 225	$ 306	$ 218

The weighted average discount rate of 7.25% in 2001, 8.00% in 2000 and 8.00% in 1999, and the rate of increase in future compensation levels of 4.50% in 2001, 5.50% in 2000 and 5.50% in 1999, were used in determining the actuarial present value of the projected benefit obligation. The expected long-term rate of return on assets was 8.50% for 2001 and 8.00% for 2000 and 1999.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

The Company sponsors a SERP, and in connection therewith, maintains a Rabbi Trust, which purchases life insurance policies to satisfy its benefit obligations thereunder. The cash surrender value of the life insurance policies related to the SERP was $6,954,000 and $6,580,000 at December 31, 2001 and 2000, respectively, and is carried in other assets in the Consolidated Statements of Financial Condition. Annual accruals for expense are paid to trusts for the benefit of the participants. The present value of future benefits is being accrued over the term of employment. SERP expense for each of the years ended December 31, 2001, 2000 and 1999 amounted to $605,000.

Note 17—Employee Stock Ownership Plan (ESOP)

On October 13, 1993, the Company's ESOP purchased 39,562 shares of common stock for $250,000. These funds were obtained by the ESOP through a loan from a third party lender and repayment of the loan was guaranteed by the Company. Annual principal payments were approximately $36,000 with interest at approximately the prime rate. Company contributions were the primary source of funds for the ESOP's repayment of the loan. The ESOP debt was fully repaid during 2000.

Compensation expense related to the ESOP amounted to $175,000, $287,000 and $287,000, respectively, for the years ended December 31, 2001, 2000 and 1999 and included additional contributions in excess of amounts required to service the ESOP debt of $175,000 in each of those years.

The total shares held by the ESOP, all of which were allocated were 373,651 shares at December 31, 2001 and 355,078 shares at December 31, 2000.

Note 18—Stock Compensation Plans

The Company maintains the 1997 Long-Term Incentive Stock Benefit Plan. Under this plan, stock options have been granted to certain officers of the Company and its subsidiary bank. Under this plan, stock options have also been granted to each member of the Board of Directors who is not an officer or employee of the Company or the subsidiary bank. Options have been granted to certain officers and still remain outstanding under the Company's 1986 stock option plan and stock options that were granted to certain officers and members of the Board of Directors of Primary Bank are still outstanding that relate to plans adopted by Primary Bank in 1993 and 1995, which plans were assumed by the Company in connection with the acquisition of Primary Bank in 1997. Each option entitles the holder to purchase one share of the Company's common stock at an exercise price equal to the fair market value of the stock at the date of grant. Options will be exercisable in whole or in part over the vesting period and expire 10 years following the date of grant. However, all options become 100% exercisable in the event that the employee or Director terminates their employment or service due to death, disability, normal retirement, or in the event of a change in control. Certain of the stock options granted by Primary Bank were performance based options, all of which became exercisable in 1997 when Primary Bank's common stock price achieved designated price levels.

The following is a description of activity in the stock compensation plans:

FIXED STOCK OPTION PLANS

	Year Ended December 31,					
	2001		2000		1999	
	Number of Options	Weighted Average Option Price	Number of Options	Weighted Average Option Price	Number of Options	Weighted Average Option Price
Options at beginning of year	424,451	$16.41	531,201	$ 17.54	520,468	$17.06
Granted	60,900	21.39			25,250	21.44
Exercised	(7,796)	4.51	(7,000)	4.62	(14,017)	6.37
Canceled			(99,750)	23.26	(500)	23.88
Options at end of year	477,555	$17.24	424,451	$ 16.41	531,201	$17.54
Options exercisable at year end	265,461	$16.42	224,393	$15.88	198,315	$15.85

	At December 31, 2001				
	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$3.33	2,500	0.3	$ 3.33	2,500	$ 3.33
$6.33 to $7.52	7,427	2.2	7.26	7,427	7.26
$8.29 to $9.10	2,872	3.5	8.86	2,872	8.86
$11.09 to $11.40	3,618	3.8	11.39	3,618	11.39
$13.93	988	5.0	13.93	988	13.93
$17.00	399,250	5.8	17.00	248,056	17.00
$20.13	36,200	9.0	20.13		
$23.25	24,700	9.7	23.25		
$3.33 to $23.25	477,555	6.1	$ 17.24	265,461	$16.42

PERFORMANCE-BASED STOCK OPTION PLANS

	Year Ended December 31,					
	2001		2000		1999	
	Number of Options	Weighted Average Option Price	Number of Options	Weighted Average Option Price	Number of Options	Weighted Average Option Price
Options at beginning of year	2,992	$ 11.03	2,992	$ 11.03	19,506	$ 11.23
Exercised	(603)	10.78			(16,514)	11.27
Options at end of year	2,389	$ 11.10	2,992	$ 11.03	2,992	$ 11.03
Options exercisable at year end	2,389	$ 11.10	2,992	$ 11.03	2,992	$ 11.03

The range of exercise prices for the performance-based stock option plans are $10.78—$11.40, with a remaining weighted average life of 4.3 years at December 31, 2001.

No stock options were granted during 2000. The weighted average fair value of options at their grant date during 2001 and 1999 was $6.97 and $7.80, respectively, per option share. The fair values of the share grants were estimated on the date of grant using the Black-Scholes option-pricing model using the following assumptions:

	2001	1999
Expected option lives	7 years	7 years
Expected volatility	32%	30%
Risk free interest rate	4.86-4.94%	6.21%
Expected dividend yield	3.08%	2.72%

Had compensation cost for the Company's stock-based compensation plans been determined consistent with SFAS No. 123 for awards made after July 1, 1995, the Company's net earnings and net earnings per share would have changed to the pro forma amounts indicated below for the years ended December 31:

		2001	2000	1999
		($ In Thousands, except per share data)		
Net Earnings	As Reported	$ 11,389	$ 10,078	$ 10,125
	Pro forma	$ 10,902	$ 10,143	$ 9,342
Net Earnings Per Share:				
Basic	As Reported	$ 2.16	$ 1.83	$ 1.75
	Pro forma	$ 2.07	$ 1.85	$ 1.62
Diluted	As Reported	$ 2.11	$ 1.82	$ 1.71
	Pro forma	$ 2.02	$ 1.83	$ 1.58

Pro forma net earnings and pro forma net earnings per share increased in 2000 as a result of the cancellation of certain stock options in 2000, that were granted in 1999 and 1998, for which pro forma net earnings and pro forma net earnings per share were reduced in those years. Excluding the impact of the cancellation of the stock options, pro forma net earnings for 2000 would have been $9,679,000 and pro forma basic and diluted net earnings per share would have been $1.76 and $1.75, respectively.

In 1999, 4,500 shares of restricted stock were awarded to certain officers under the 1997 Long-Term Incentive Stock Benefit Plan with a fair value at the date of grant of $21.44 per share. In 2001, 50,000 shares of restricted stock were awarded to certain officers under the 1997 Long-Term Incentive Stock Benefit Plan with a weighted average fair value at the dates of grant of $21.38 per share. At December 31, 2001, restricted stock awards totaled 101,000 shares of which 35,300 shares were vested. Shares vest ratably over a period of five years. Compensation expense applicable to the stock awards was $286,000, $198,000 and $305,000 in 2001, 2000 and 1999, respectively.

Note 19—Stockholders' Equity

Capital Requirements

The Company and the subsidiary bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can result in the initiation of certain mandatory and additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the subsidiary bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and subsidiary bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of December 31, 2001 and 2000, the Company and the subsidiary bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized the Company's wholly-owned subsidiary bank as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the subsidiary bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification that management believes would cause a change in the subsidiary bank's categorization.

The Company's and the subsidiary bank's actual capital amounts and ratios as of December 31, 2001 and 2000 are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			($ In Thousands)			
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 80,612	11.69%	$ 55,180	≥8.00%	N/A	
Subsidiary Bank	$ 79,680	11.55%	$ 55,180	≥8.00%	$ 68,975	≥10.00%
Tier I Capital (to Risk Weighted Assets):						
Consolidated	$ 72,527	10.51%	$ 27,590	≥4.00%	N/A	
Subsidiary Bank	$ 71,595	10.38%	$ 27,590	≥4.00%	$ 41,385	≥6.00%
Tier I Capital (to Average Assets):						
Consolidated	$ 72,527	7.09%	$ 40,904	≥4.00%	N/A	
Subsidiary Bank	$ 71,595	7.00%	$ 40,904	≥4.00%	$ 51,130	≥5.00%
As of December 31, 2000:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 75,011	11.61%	$ 51,693	≥8.00%	N/A	
Subsidiary Bank	$ 74,296	11.50%	$ 51,693	≥8.00%	$ 64,616	≥10.00%
Tier I Capital (to Risk Weighted Assets):						
Consolidated	$ 67,157	10.39%	$ 25,846	≥4.00%	N/A	
Subsidiary Bank	$ 66,442	10.28%	$ 25,846	≥4.00%	$ 38,769	≥6.00%
Tier I Capital (to Average Assets):						
Consolidated	$ 67,157	7.52%	$ 35,731	≥4.00%	N/A	
Subsidiary Bank	$ 66,442	7.44%	$ 35,731	≥4.00%	$ 44,664	≥5.00%

Stock Repurchase Program

On May 3, 2000, the Company announced a Stock Repurchase Program ("Program"), whereby the Company's Board of Directors authorized the repurchase of up to 10% (or approximately 566,000 shares), of the Company's outstanding common shares from time to time. Shares repurchased under this Program may be held in treasury, retired or used for general corporate purposes. As of December 31, 2001, the Company had repurchased 484,902 shares of common stock, with approximately 81,098 shares still available to be purchased under this Program.

Note 20—Restrictions on Subsidiary's Loans, Advances and Dividends

Bank regulatory authorities restrict the amounts available for the payment of dividends by the subsidiary bank to the Company if the effect thereof would cause the capital of the subsidiary bank to be reduced below applicable capital requirements. These restrictions indirectly restrict the Company's ability to pay common stock dividends.

Federal laws and regulations prohibit the Company from borrowing from the subsidiary bank unless the loans are secured by specified amounts of collateral. In addition, such secured loans to the Company from the subsidiary bank generally are limited to 10 percent of the subsidiary bank's capital surplus. At December 31, 2001 and 2000, no such transactions existed between the Company and the subsidiary bank.

Note 21—Other Noninterest Expense

Components of other noninterest expense were as follows:

	Year Ended December 31,		
	2001	2000	1999
		(In Thousands)	
Advertising and marketing	$ 894	$ 741	$ 623
Amortization	987	399	404
Data processing	432	309	340
Postage and freight	554	512	529
Professional fees	567	289	398
Printing and supplies	586	462	439
Telephone	589	484	489
Other	2,475	2,209	2,369
	$ 7,084	$ 5,405	$ 5,591

Note 22—Fair Values of Financial Instruments

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the subsidiary bank's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the subsidiary bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities and therefore, are not valued pursuant to SFAS No. 107, include premises and equipment, other real estate owned, life insurance contracts, deferred tax assets, core deposit intangibles and goodwill. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in many of the estimates.

The following methods and assumptions were used by the Company in estimating fair values of its financial instruments:

Cash and due from banks and interest bearing deposits in other banks

For cash and due from banks and short term investments in interest bearing deposits in other banks, having maturities of 90 days or less, the carrying amounts reported in the Consolidated Statements of Financial Condition approximate fair values.

Securities held to maturity, securities available for sale and stock in Federal Home Loan Bank of Boston

The fair value of securities held to maturity and securities available for sale is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. Ownership of stock in FHLBB is restricted to member banks; therefore, the stock is not traded. The estimated fair value of stock in FHLBB, which approximates carrying value, represents the price at which the subsidiary bank could liquidate its holdings.

Loans held for sale

Loans actively traded in the secondary mortgage market have been valued using current investor yield requirements.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, financial and agricultural, commercial and multifamily real estate, residential mortgage, construction, and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

The fair value of performing loans, except residential mortgage loans, is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. For performing residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources adjusted to reflect differences in servicing and credit costs.

Fair value for significant nonperforming loans is based on recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

Mortgage Servicing Rights

A valuation model that calculates the present value of future cash flows is used to estimate such fair values. This valuation model incorporates assumptions that market participants would use in estimating future net servicing income including estimates of the cost of servicing loans, discount rate, float value, ancillary income, prepayment speeds and default rates.

Accrued interest receivable

The carrying value of accrued interest receivable on securities and loans, included in other assets, approximates its fair value.

Deposits

Under SFAS No. 107, the fair value of deposits with no stated maturity, such as non-interest bearing deposits, NOW, regular savings and money market deposit accounts, is equal to the amount payable on demand. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market. The fair value estimate of time certificates is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Securities sold under agreements to repurchase

The fair value estimate of securities sold under agreements to repurchase that mature within ninety days and bear market interest rates approximates carrying value. For those maturing after ninety days, estimated fair value is based upon the discounted value of contractual cash flows, with the discount rate based on rates currently offered for borrowings of similar maturities.

Other Borrowings

The fair value of other borrowings is based upon the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for borrowings of similar maturities.

ACCRUED INTEREST PAYABLE

The carrying value of accrued interest payable on deposits and borrowings, included in other liabilities, approximates its fair value.

OFF-BALANCE SHEET INSTRUMENTS

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, excluding those committed for sale to the secondary market, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of financial guarantees written and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. It is management's belief that the fair value estimate of commitments to extend credit are not material, at December 31, 2001 and 2000, because they do not present any unanticipated credit concerns and bear market interest rates.

The fair values of the interest rate cap agreements are based on dealer quotes.

The following presents the carrying value and estimated fair value of the Company's financial instruments at December 31, 2001 and 2000:

	December 31,			
	2001		2000	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(In Thousands)			
Financial Assets				
Cash and due from banks	$ 21,142	$ 21,142	$ 26,434	$ 26,434
Interest bearing deposits in other banks	4,530	4,530	8,872	8,872
Securities held to maturity	5,006	5,226	18,011	17,922
Stock in Federal Home Loan Bank of Boston	7,201	7,201	7,201	7,201
Securities available for sale	274,201	274,201	196,522	196,522
Net loans	645,840	673,213	648,354	648,234
Loans held for sale	14,821	14,923	657	657
Mortgage servicing rights	995	1,254	344	642
Accrued interest receivable	7,099	7,099	6,854	6,854
Financial Liabilities				
Deposits (with no stated maturity)	448,124	448,124	411,758	411,758
Time deposits	266,019	268,394	271,576	272,527
Securities sold under agreements to repurchase	85,013	85,039	90,811	90,839
Other borrowings	135,464	140,037	100,515	99,791
Accrued interest payable	1,328	1,328	1,470	1,470

	Contractual or Notional Amount	Estimated Fair Value	Contractual or Notional Amount	Estimated Fair Value
	(In Thousands)			
Off-balance sheet instruments				
Commitments to extend credit	$ 68,859	$ 0	$ 63,883	$ 0
Interest rate cap agreements	20,000	18	20,000	76

Note 23—Condensed Parent Company Only Financial Information

Condensed parent company only financial statements of Granite State Bankshares, Inc., as of December 31, 2001 and 2000, and for the years ended December 31, 2001, 2000 and 1999, are as follows:

Balance Sheets

	December 31, 2001	December 31, 2000
	(In Thousands)	
Assets		
Interest bearing deposits in subsidiary bank	$ 1,853	$ 1,585
Investment in subsidiary bank, at equity	79,605	72,785
Other assets	9	9
	$ 81,467	$ 74,379
Liabilities	$ 930	$ 915
Stockholders' equity	80,537	73,464
	$ 81,467	$ 74,379

STATEMENTS OF EARNINGS

	Year Ended December 31, 2001	2000	1999
	(In Thousands)		
Revenues			
Interest income from subsidiary bank	$ 25	$ 35	$ 47
Dividend income from subsidiary bank	7,500	10,000	5,250
Total revenues	7,525	10,035	5,297
Operating expenses	25	35	47
Earnings before equity in undistributed earnings of subsidiary bank	7,500	10,000	5,250
Equity in undistributed earnings of subsidiary bank	3,889	78	4,875
Net earnings	$ 11,389	$ 10,078	$ 10,125

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2001	2000	1999
	(In Thousands)		
Cash flows from operating activities:			
Net earnings	$ 11,389	$ 10,078	$ 10,125
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiary bank	(3,889)	(78)	(4,875)
Increase in other assets		(2)	(4)
Increase (decrease) in other liabilities	(22)	8	(80)
Net cash provided by operating activities	7,478	10,006	5,166
Cash flows from investing activities:			
(Increase) decrease in interest bearing deposits with subsidiary bank	(268)	532	1,831
Net cash provided by (used in) investing activities	(268)	532	1,831
Cash flows from financing activities:			
Dividends paid on common stock	(3,573)	(3,463)	(3,185)
Proceeds from exercise of stock options	43	32	275
Purchase of common stock for treasury	(3,680)	(7,071)	(4,052)
Repayment on liability relating to ESOP		(36)	(35)
Net cash used in financing activities	(7,210)	(10,538)	(6,997)
Net increase (decrease) in cash	0	0	0
Cash at beginning of year	0	0	0
Cash at end of year	$ 0	$ 0	$ 0

The Statements of Comprehensive Income and Statements of Stockholders' Equity for the parent company only, are identical to the Consolidated Statements of Comprehensive Income and Statements of Stockholders' Equity and therefore, are not reprinted here.

The Company has no material contingencies, commitments or long-term obligations other than those disclosed elsewhere in the accompanying Notes to Consolidated Financial Statements.

Note 24—Summary of Quarterly Results (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 2001 and 2000.

	2001				2000			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	($ In Thousands, except per share data)							
Interest and dividend income								
Loans	$ 12,850	$ 13,471	$ 13,518	$ 13,496	$ 12,599	$ 12,307	$ 11,857	$ 11,434
Securities available for sale	3,784	3,654	3,495	3,135	3,280	3,236	3,234	3,396
Securities held to maturity	77	83	95	226	288	289	288	289
Interest bearing deposits in other banks	149	210	137	118	89	66	65	70
Dividends on Federal Home Loan Bank of Boston stock	82	101	112	129	145	144	135	125
Total interest and dividend income	16,942	17,519	17,357	17,104	16,401	16,042	15,579	15,314
Interest expense								
Deposits	4,649	5,527	5,927	5,982	5,744	5,549	5,419	5,228
Other borrowed funds	2,298	2,599	2,414	2,516	2,543	2,377	2,079	2,155
Total interest expense	6,947	8,126	8,341	8,498	8,287	7,926	7,498	7,383
Net interest and dividend income	9,995	9,393	9,016	8,606	8,114	8,116	8,081	7,931
Provision for possible loan losses	300	180	120	60	100	150	50	30
Net interest and dividend income after provision for possible loan losses	9,695	9,213	8,896	8,546	8,014	7,966	8,031	7,901
Net gains (losses) on sales of securities available for sale	(54)	37	192	228	233	83	0	6
Other noninterest income	2,279	1,838	1,578	1,394	1,268	1,337	1,376	1,266
Noninterest expense	6,795	6,489	6,418	5,978	5,542	5,448	5,474	5,280
Earnings before income taxes	5,125	4,599	4,248	4,190	3,973	3,938	3,933	3,893
Income tax expense	1,987	1,735	1,518	1,533	1,442	1,422	1,411	1,384
NET EARNINGS	$ 3,138	$ 2,864	$ 2,730	$ 2,657	$ 2,531	$ 2,516	$ 2,522	$ 2,509
Net earnings per share—basic(1)	$ .60	$ .54	$ .52	$ .50	$ .48	$ .47	$ .45	$ .44
Net earnings per share—diluted	$ .59	$ .53	$ .50	$ .49	$ .47	$ .46	$ .45	$ .44
Annualized Returns								
Return on average assets	1.20%	1.12%	1.12%	1.14%	1.12%	1.14%	1.17%	1.16%
Return on average stockholders' equity	15.14%	14.18%	14.07%	14.14%	13.96%	14.30%	14.50%	14.25%

(1) *Net earnings per share is calculated by dividing net earnings by the average common shares outstanding for each quarter. Therefore, the sum of net earnings per share for the quarters may not equal net earnings per share for the year.*

Selected Consolidated Financial Data

BALANCE SHEET DATA:

	At or for Years Ended December 31,				
	2001	2000	1999	1998	1997
	($ In Thousands, except per share data)				
Total assets	$ 1,018,942	$ 955,009	$ 867,677	$ 878,147	$ 813,670
Net loans	645,840	648,354	560,414	547,071	500,082
Loans held for sale	14,821	657	479	1,828	1,068
Investments(1)	286,408	221,734	240,790	249,243	219,791
Deposits	714,143	683,334	628,018	650,487	648,983
Securities sold under agreements to repurchase	85,013	90,811	75,042	70,905	66,025
Other borrowings	135,464	100,515	90,563	80,608	25,877
Stockholders' equity	80,537	73,464	70,369	72,600	66,914
OPERATING DATA:					
Interest and dividend income	$ 68,922	$ 63,336	$ 59,802	$ 58,626	$ 59,011
Interest expense	31,912	31,094	27,896	27,653	28,900
Net interest and dividend income	37,010	32,242	31,906	30,973	30,111
Provision for possible loan losses	660	330	50	1,125	2,425
Net gains on sales of securities available for sale	403	322	708	4,185	2,187
Other noninterest income	7,089	5,247	4,755	4,865	4,912
Noninterest expense(2)	25,680	21,744	21,916	24,205	31,774
Earnings before income taxes	18,162	15,737	15,403	14,693	3,011
Income taxes	6,773	5,659	5,278	5,136	704
Net earnings(2)	$ 11,389	$ 10,078	$ 10,125	$ 9,557	$ 2,307
PER SHARE DATA:					
Net earnings per share—basic	$ 2.16	$ 1.83	$ 1.75	$ 1.64	$ .42
Net earnings per share—diluted	$ 2.11	$ 1.82	$ 1.71	$ 1.60	$ .40
Cash dividends declared on common stock	$ .68	$ .64	$ .56	$ .50	$ .29
FINANCIAL RATIOS:					
Return on average assets	1.15%	1.15%	1.18%	1.17%	.29%
Return on average stockholders' equity	14.39%	14.25%	13.88%	13.30%	3.57%

(1) *Investments include securities held to maturity, securities available for sale and stock in the Federal Home Loan Bank of Boston.*

(2) *The Company recorded $5,917,000 in merger-related charges in 1997 associated with the acquisition of Primary Bank. The after-tax amount of these costs was $4,325,000.*

Granite State Bankshares, Inc.

Officers

Charles W. Smith
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Charles B. Paquette
EXECUTIVE VICE PRESIDENT,
SECRETARY AND CHIEF OPERATIONS OFFICER

William C. Henson
EXECUTIVE VICE PRESIDENT

William G. Pike, CPA
EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

Directors

Charles W. Smith
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

James L. Koontz
CHAIRMAN, EXECUTIVE COMMITTEE
RETIRED, PRESIDENT AND CHIEF EXECUTIVE OFFICER
KINGSBURY CORPORATION

Dr. David M. Bartley
PRESIDENT
HOLYOKE COMMUNITY COLLEGE

Philip M. Hamblet
PRESIDENT
FRED H. HAMBLET, INC.

Joseph S. Hart
PRESIDENT AND CHIEF EXECUTIVE OFFICER
PETERBOROUGH OIL COMPANY

David J. Houston
PRESIDENT
DAVID J. HOUSTON COMPANY

Peter C. Read
FINANCIAL CONSULTANT
RETIRED, EXECUTIVE VICE PRESIDENT
BANK OF BOSTON

William Smedley, V
RETIRED, NATIONAL GRANGE MUTUAL INSURANCE COMPANY

James C. Wirths, III
RETIRED, VICE PRESIDENT AND TREASURER
ARTHUR WHITCOMB, INC.

E. Story Wright

Granite Bank

Executive Officers

Charles W. Smith
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Charles B. Paquette
SENIOR EXECUTIVE VICE PRESIDENT AND
CHIEF OPERATIONS OFFICER

William G. Pike, CPA
SENIOR EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

William C. Henson
SENIOR EXECUTIVE VICE PRESIDENT AND
CHIEF CREDIT OFFICER

Directors

Charles W. Smith
CHAIRMAN

James L. Koontz
CHAIRMAN, EXECUTIVE COMMITTEE

Dr. David M. Bartley

Katharine A. Eneguess

Philip M. Hamblet

Joseph S. Hart

Peter C. Read

William Smedley, V

James C. Wirths, III

E. Story Wright

Officers

Karen Benson
SENIOR VICE PRESIDENT

Karl F. Betz, CPA
ADMINISTRATIVE VICE PRESIDENT
AND CONTROLLER

Kevin J. Hobbs
ADMINISTRATIVE VICE PRESIDENT

Donald J. LaFontaine
ADMINISTRATIVE VICE PRESIDENT,
SYSTEM DEVELOPMENT OFFICER

Kim Bergeron
VICE PRESIDENT, BRANCH ADMINISTRATOR

Tammy L. Bischof
VICE PRESIDENT, DIRECTOR OF MARKETING

Edward J. Eason
VICE PRESIDENT, ADMINISTRATIVE SERVICES

Carol A. Kay
VICE PRESIDENT, AUTOMATED BANKING SERVICES

Philip L. Mireault
VICE PRESIDENT, COMPLIANCE, AND
COMMUNITY REINVESTMENT OFFICER

Laurie Austin
ASSISTANT VICE PRESIDENT, LOAN SERVICING

Rita C. Berard
ASSISTANT VICE PRESIDENT, LOAN REVIEW

Linda M. Phippard
ASSISTANT VICE PRESIDENT AND
ASSISTANT CONTROLLER

Linda J. Keating
ASSISTANT VICE PRESIDENT, HUMAN RESOURCES

Lisa A. Nugent
ASSISTANT VICE PRESIDENT, COMMERCIAL CREDIT

Eileen O'Connell
ASSISTANT VICE PRESIDENT, DATA PROCESSING

Deborah Downer
ASSISTANT OPERATIONS OFFICER

Tammy L. Ford
TRAINING OFFICER

Katherine Meyer
RISK MANAGEMENT OFFICER

Patrick J. O'Brien
MANAGER OF ELECTRONIC BANKING

David L. Perley
SYSTEMS SUPPORT OFFICER

Susan Shanoff
SECURITY OFFICER

Ginny Storey
ELECTRONIC BANKING OFFICER

Officers-Mortgage Department

James M. Dunphy, CPA, CMA
SENIOR VICE PRESIDENT, RESIDENTIAL LENDING

Ranae S. O'Neil
VICE PRESIDENT, RESIDENTIAL LENDING

Jeff Spengler
MORTGAGE OFFICER

Granite Bank Regional Officers

Officers—Keene Region

Stephen M. Bianco
Senior Vice President, Commercial Lending

William D. Elliott
Senior Vice President, Commercial Lending

Peter K. Hazel
Vice President, Commercial Lending

Pamela Howe
Regional Branch Manager

Amie L. Helm
Branch Manager, Chesterfield

Susan J. Bentley
Consumer Loan Officer

Steven A. Bergeron
Granite Investments

Officers—Gateway Region

Robert E. Sager
Senior Vice President, Commercial Lending

James T. DuBois
Vice President, Commercial Lending

Scott W. Myers
Commercial Loan Officer

John Gordon
Loan Review Officer

Beth L'Homme
Regional Branch Manager, Lorden Plaza

Joan Grummett
Branch Manager, Merrimack

Amy E. Wheeler
Branch Manager, Jones Road

Brenda K. Bagshaw
Branch Manager, Nashua

Ida Viglione
Granite Investments

Officers—Peterborough Region

John F. Dinkel, Jr.
Senior Vice President
Marketing and Branch Administration

Robert L. Edwards
Vice President, Commercial Lending

Daniel M. Fyffe
Vice President, Loan Review

Nancy D. Adams
Vice President, Regional Branch Manager

Michelle D. Marshall
Assistant Vice President, Loan Officer

Ericka Leonard
Branch Manager, Antrim

Julia H. Hebert
Branch Manager, Hillsborough

Rachel LaPointe
Branch Manager, Jaffrey

Joanne McGovern
Branch Manager, Peterborough Corner

Jeffrey R. Migneault
Granite Investments

Vance O. Finch
Mortgage Loan Originator

Officers—Capital Region

John L. Hall
Senior Vice President, Commercial Lending

Stephen H. Bradbury
Vice President, Commercial Lending

Glenna J. Toleos
Regional Branch Manager, Loudon Road

Bonnie White
Branch Manager, North Main Street

Patricia Pare
Branch Manager, Weare

Kevin Beauregard
Granite Investments

Officers—Seacoast Region

Stephen H. Witt
Senior Vice President, Commercial Lending

Robert A. Davis
Vice President, Commercial Lending

Daniel E. Dolan
Vice President, Commercial Lending

Sean Fitzgerald
Vice President, Commercial Lending

Steven S. Scott
Vice President, Commercial Lending

Linda Gunn
Regional Branch Manager, Middle Street

Jo-Anne G. Boynton
Branch Manager, Durham

Wendy Fracassi
Branch Manager, Hampton

Lauren B. Oeser
Branch Manager, Islington Street

Sara Prieto
Branch Manager, Route 1

Bill Burke
Granite Investments

Stockholder Information

EXECUTIVE OFFICES
122 West Street
Keene, New Hampshire 03431

REGISTRAR AND TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
Grant Thornton LLP
98 North Washington Street
Boston, Massachusetts 02114

COMMON STOCK LISTING
Granite State Bankshares, Inc. stock is listed on the NASDAQ Market System under the symbol "GSBI".

LEGAL COUNSEL
Faulkner, Plaut, Hanna, Freund & Worthen, P.C.
91 Court Street
Keene, New Hampshire 03431

CORPORATE SECURITIES COUNSEL
John J. Gorman, Esq.
Luse Lehman Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, NW, Suite 400
Washington, DC 20015

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
In 1994, Granite State Bankshares, Inc. established a Dividend Reinvestment and Stock Purchase Plan (Plan) for the holders of record of the common stock of Granite State Bankshares, Inc. This Plan provides shareholders with a convenient and economical way to increase ownership in Granite State Bankshares, Inc. by purchasing additional common shares with dividends and with voluntary cash contributions.
Granite will pay all service charges connected with purchases under the Plan. Participation in the Plan is entirely voluntary and shareholders may join or withdraw at any time. For further information, please contact either the Registrar and Transfer Company or the Investor Relations Officer.

FORM 10-K
A copy of Granite State Bankshares, Inc. annual report on Form 10-K has been filed with the Securities and Exchange Commission and may be obtained without charge by written request to:

William G. Pike
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
Granite State Bankshares, Inc.
122 West Street
P.O. Box 627
Keene, New Hampshire 03431

ANNUAL MEETING
The annual meeting of Granite State Bankshares, Inc. will be held at 10:00 am, April 9, 2002, at:
The Keene Country Club
West Hill Road
Keene, New Hampshire 03431

STOCKHOLDER RELATIONS
Stockholders are encouraged to contact the Investor Relations Officer with any questions or comments about their investment.
Direct inquiries to:
William G. Pike
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
Granite State Bankshares, Inc.
122 West Street
P.O. Box 627
Keene, New Hampshire 03431
(800) 922-0051

Branches

77 Main Street
Antrim, NH 03440
(603) 588-6333

Junction Routes 9 and 63
Chesterfield, NH 03443
(603) 363-8335

197 Loudon Road
Concord, NH 03301
(603) 226-3600

66 North Main Street
Concord, NH 03301
(603) 226-3600

70 Main Street
Durham, NH 03824
(603) 868-5574

853 Lafayette Road
Hampton, NH 03842
(603) 929-1666

325 West Main Street at Route 9
Hillsborough, NH 03244
(603) 464-5444

62 Peterborough Street
Jaffrey, NH 03452
(603) 532-4448

122 West Street
Keene, NH 03431
(603) 352-1600

Pennichuck Square
Rt. 101A at Amherst Street
Merrimack, NH 03054
(603) 883-8557

Route 101 at Elm Street
Milford, NH 03055
(603) 673-4700

Lorden Plaza
606 Nashua Street
Milford, NH 03055
(603) 672-2787

146 Main Street
Nashua, NH 03060
(603) 594-8555

Junction Routes 101 and 202
Peterborough, NH 03458
(603) 924-7111

35 Main Street
Peterborough, NH 03458
(603) 924-7111

501 Islington Street
Portsmouth, NH 03801
(603) 436-8800

Southgate Plaza, Route 1
Portsmouth, NH 03801
(603) 431-3611

93 Middle Street
Portsmouth, NH 03801
(603) 431-3611

Lanctot's Shopping Center
425-3 South Stark Highway
Weare, NH 03281
(603) 529-3223

On the cover:

America's Front Porch

by Duane Hammond

Hammond Design Associates, 2002

ANTRIM

CHESTERFIELD

CONCORD

DURHAM

HAMPTON

HILLSBOROUGH

JAFFREY

KEENE

MERRIMACK

MILFORD

NASHUA

PETERBOROUGH

PORTSMOUTH

WEARE

GRANITE BANK

The Power of Local Banking

www.granitebank.com

EQUAL HOUSING LENDER

Member FDIC